   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 11, 2000

                                                      REGISTRATION NO. 333-48192
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------


                                AMENDMENT NO. 2
                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                        NORTH AMERICAN SCIENTIFIC, INC.
             (Exact name of registrant as specified in its charter)

                           --------------------------

                      DELAWARE                                             51-0366422
           (State or other jurisdiction of                              (I.R.S. employer
           incorporation or organization)                              identification No.)

                        NORTH AMERICAN SCIENTIFIC, INC.
                             20200 SUNBURST STREET
                              CHATSWORTH, CA 91311
                                 (818) 734-8600
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 ALAN I. EDRICK
                            CHIEF FINANCIAL OFFICER
                        NORTH AMERICAN SCIENTIFIC, INC.
                             20200 SUNBURST STREET
                              CHATSWORTH, CA 91311
                                 (818) 734-8600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                        WITH COPIES OF COMMUNICATION TO:

             ALLAN J. REICH                                   MARK MIHANOVIC
          D'ANCONA & PFLAUM LLC                           MCDERMOTT, WILL & EMERY
     111 E. WACKER DRIVE, SUITE 2800                2049 CENTURY PARK EAST, SUITE 3400
            CHICAGO, IL 60601                              LOS ANGELES, CA 90067
             (312) 602-2000                                   (310) 277-4110

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT IS DECLARED EFFECTIVE.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / _________

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / / _________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                           --------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED DECEMBER 11, 2000


THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                2,500,000 SHARES

                     [NORTH AMERICAN SCIENTIFIC, INC. LOGO]

                        NORTH AMERICAN SCIENTIFIC, INC.

                                  COMMON STOCK

                              $          PER SHARE

--------------------------------------------------------------------------------

North American Scientific, Inc. is offering for sale 2,320,000 shares and the selling stockholders identified in this prospectus are offering 180,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.


Our common stock is listed on the Nasdaq National Market under the symbol "NASI." On December 8, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $19.69 per share.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                 PER SHARE      TOTAL
                                                 ---------   -----------
Price to the public............................   $          $
Underwriting discount..........................   $          $
Proceeds to NASI...............................   $          $
Proceeds to the selling stockholders...........   $          $

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 375,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS

                                UBS WARBURG LLC

                                                         LEERINK SWANN & COMPANY

                  The date of this prospectus is       , 2000

                               TABLE OF CONTENTS

                                                                PAGE
                                                              ---------
Prospectus Summary..........................................          3
Risk Factors................................................          8
Forward-Looking Statements..................................         16
Common Stock Market Data....................................         17
Use of Proceeds.............................................         18
Dividend Policy.............................................         18
Capitalization..............................................         19
Selected Consolidated Financial Data........................         20
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................         21
Business....................................................         25
Management..................................................         42
Principal and Selling Stockholders..........................         43
Related Party Transactions..................................         44
Description of Capital Stock................................         45
Underwriting................................................         47
Legal Matters...............................................         49
Experts.....................................................         49
Where You Can Find More Information.........................         49
Index to Consolidated Financial Statements..................        F-1

                          ----------------------------

The underwriters are offering the shares subject to various conditions and may reject all or any part of any order.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE REPORTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                    OVERVIEW

We design, develop and produce innovative radioisotopic products for the treatment and diagnosis of disease. Since 1990, we have applied our expertise in radioisotopes to develop and market products for medical, environmental, research and industrial applications. In 1998, we introduced our first therapeutic product, a sealed implantable iodine-based brachytherapy device, or seed, and in 1999, we introduced our palladium-based brachytherapy seed. Both seeds are used primarily for treating prostate cancer. Prostate cancer is a disease which costs approximately $5 billion to treat and which is newly diagnosed in 180,000 men in the United States annually. In fiscal 1999, our revenue derived from sales of our brachytherapy seeds was approximately
$10 million. We believe that we are the third largest manufacturer of brachytherapy seeds for the treatment of prostate cancer in the world and the only manufacturer of both iodine and palladium brachytherapy seeds.

To complement our core competency in radioisotopic medical products, we recently acquired Theseus Imaging Corporation, a developer of drugs containing radioactive elements known as radiopharmaceuticals. Theseus' leading product candidate, Apomate, an IN VIVO nuclear medicine imaging agent, is in Phase II clinical trials for two indications: assessing the location and extent of heart attack damage and detecting heart transplant rejection. In addition, Apomate is in Phase I clinical trials for determining early response to cancer treatment. We believe that Apomate will allow clinicians to make more effective therapeutic decisions which will improve patient care management in these areas.

We focus our product development activities primarily on high value, high growth medical products that address large potential markets. We plan to utilize our expertise to identify new medical product opportunities, introduce product line extensions and collaborate with other companies to develop and commercialize new products.

                                  OUR PRODUCTS

BRACHYTHERAPY SEEDS

Prostate cancer is the second most prevalent form of cancer in men in the United States and is the second most common cause of cancer death in men of all ages. The brachytherapy seeding procedure is an outpatient procedure in which a radiation oncologist or urologist using thin, hollow needles inserts between 60 and 120 seeds into the prostate gland through the perineum (the area between the scrotum and rectum). We believe that the use of brachytherapy for the treatment of prostate cancer has grown over 100% from 1996 to 1999 due to its benefits relative to other therapies, including:

 - lower incidence of impotence and incontinence

 - faster recovery times

 - lower cost

 - comparable ten-year survival rates

Our brachytherapy seeds for prostate cancer are distributed by Mentor Corporation under the trademarks IoGold and PdGold. Since the commercial introduction of our brachytherapy product line, our consolidated revenue has grown substantially, from $3.4 million prior to introduction in fiscal 1997 to $12.8 million in fiscal 1999, an increase of 278%.

APOMATE

Apomate is an imaging agent that targets dying cells. Cell death occurs in two ways. The first, apoptosis, is a condition in which cells progress through a series of biochemical events which lead to their destruction by white blood cells acting as scavenger cells. The second, necrosis, is a condition in which the cell's membrane breaks open and spills the contents of the cell into the surrounding environment leading to inflammation. Apoptosis and necrosis are characteristics of certain medical conditions, such as heart attack, organ transplant rejection and the response to cancer treatment. By localizing at the site of such cell death, Apomate has the potential for providing diagnostic and prognostic information about those medical conditions. We believe the potential markets for Apomate are large and include: assessing location and extent of heart attack damage, detecting heart transplant rejection and determining early response to cancer treatment.


 - ASSESSING THE LOCATION AND EXTENT OF IRREVERSIBLY DAMAGED HEART MUSCLE. There are approximately five million hospital or emergency room admissions annually in the United States for the purpose of ruling out a heart attack. Existing diagnostic tests such as an electrocardiogram, or ECG, and enzyme studies are definitive in diagnosing approximately 1.5 million of these cases but not so in the remaining 3.5 million patients. Unlike existing radiopharmaceutical agents, Apomate may be useful in distinguishing acute heart tissue damage from chronic disease or previous heart attack scar. In seven out of seven patients studied, researchers in Europe detected localization of the Apomate imaging agent in the same areas of heart damage indicated by ECG tests. Based on these positive clinical studies, we filed an Investigational New Drug application, or IND, with the U.S. Food and Drug Administration, or FDA, to conduct Phase II multi-center clinical trials of Apomate imaging as an adjunct in the diagnosis of heart attack. These trials began in November 2000. We believe that Apomate imaging could be useful in making a definitive diagnosis of, or ruling out, heart attack. Consequently, we believe the use of Apomate may reduce hospital costs by permitting some patients to be discharged earlier.



 - DETECTING HEART TRANSPLANT REJECTION. There are approximately 2,300 heart transplants performed annually in the United States, with each patient subsequently undergoing up to 15 biopsy procedures in the first year after the transplant in order to assess the adequacy of immunosuppression medication. In our Phase I clinical trials totaling 49 patients, Apomate correctly imaged 86% of patients exhibiting cardiac transplant rejection and 100% of those without rejection. We are currently conducting Phase II trials for this indication. In addition, Apomate has received orphan drug designation from the FDA for the diagnosis of heart transplant rejection. Orphan drug status provides for U.S. marketing exclusivity for seven years upon marketing approval by the FDA. The status also provides certain tax benefits and will exempt us from certain FDA application fees. We believe, if approved, Apomate would represent the only non-invasive diagnostic procedure that can assess the adequacy of immunosuppression medication in this population.


 - DETERMINING EARLY RESPONSE TO CANCER TREATMENT. There are approximately 400,000 patients who undergo chemotherapy annually. Normally, it takes weeks or months of repeated cancer treatment until any tumor size change can be measured. This lengthy evaluation period can be particularly troublesome because the side effects of chemotherapy are felt in 100% of the treated population. In clinical trials, Apomate appears to predict clinical response to chemotherapy in non-small cell lung cancer when administered 24 to 72 hours after the first course of treatment. We believe that Apomate will allow for rapid identification of ineffective treatment, thereby reducing exposure to unnecessary toxicity and allowing for more timely alternative treatment.

                                  OUR STRATEGY

Our objective is to continue to strengthen our position as a leading developer of radioisotopic products and technologies. The key elements of our strategy include:

 - Expanding our worldwide brachytherapy business

 - Establishing Apomate as a diagnostic standard for clinical and research applications

 - Leveraging our core competency in radioisotopic products to identify additional product opportunities

 - Forming strategic collaborations to support development and commercialization of our products

 - Establishing a broad intellectual property portfolio

                              THESEUS ACQUISITION

On October 13, 2000, we acquired Theseus, by means of a merger. Theseus will operate as our wholly-owned subsidiary. Theseus was introduced to us by Dr. Allan Green and Irwin Gruverman, who founded Theseus and are two of our directors. Dr. Green and Mr. Gruverman have been involved in the nuclear medicine field since 1974 and 1965, respectively, and were involved in the original development of Thallium Tl-201 for regional perfusion imaging of the heart, and with the development program that led to the introduction of Cardiolite, one of the world's leading radiopharmaceuticals now being marketed by DuPont Corporation.

Theseus' stockholders and option holders received a total of 345,665 shares of, or options to purchase for nominal consideration, our common stock in exchange for 100% of Theseus' outstanding common stock and options. In connection with the acquisition, Theseus has retained its obligations, including approximately $8 million owed to us with respect to loans we made to Theseus from time to time since 1998. In connection with the Theseus acquisition, we expect to record in our fourth fiscal quarter ended October 31, 2000, a one-time charge for in-process research and development of between $11 million and $12 million. We also expect that we will incur ongoing clinical trial and development costs related to Apomate, totaling an estimated $20 million over the next two to three years.

                               OTHER INFORMATION

We were originally incorporated under the Company Act of British Columbia, Canada, in 1987 and became a Delaware corporation on April 20, 1995. Our principal executive offices are located at 20200 Sunburst Street, Chatsworth, California 91311. Our telephone number is (818) 734-8600. Our website can be found at WWW.NASI.NET. We do not consider, or intend for, information found on our website to constitute a part of this prospectus.

Apomate and Prospera are our trademarks. All other product names, trademarks and trade names referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered by NASI................................  2,320,000 shares

Common stock offered by the selling stockholders............  180,000 shares

Common stock to be outstanding after the offering...........  9,678,702 shares

Use of proceeds.............................................  We intend to use the net proceeds from this offering to fund
                                                              clinical trials related to
                                                              Apomate; to expand our clinical
                                                              trial and preclinical research;
                                                              for potential acquisitions of
                                                              complementary technologies,
                                                              products or companies; and for
                                                              general corporate purposes.

Nasdaq National Market symbol...............................  NASI


The number of shares of common stock to be outstanding after the offering as shown in the table above is based on the actual number of shares outstanding as of December 8, 2000 and includes 310,665 shares of common stock issued for the acquisition of Theseus on October 13, 2000. The number of shares of common stock outstanding, excludes:



 - 596,455 shares of common stock issuable upon exercise of options outstanding as of December 8, 2000 at a weighted average exercise price of $6.96 per share



 - 96,000 shares of common stock issuable upon exercise of warrants outstanding as of December 8, 2000 with an exercise price of $14.41 per share


 - 250,000 shares reserved for issuance under our employee stock purchase plan

Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

                                                                                     NINE MONTHS ENDED
                                                       YEAR ENDED OCTOBER 31,            JULY 31,
                                                   ------------------------------   -------------------
                                                     1997       1998       1999       1999       2000
                                                   --------   --------   --------   --------   --------
                                                                                        (unaudited)
STATEMENTS OF INCOME:
Net sales........................................   $3,381     $5,839    $12,767     $8,878    $12,891
Cost of goods sold...............................    1,844      2,680      4,594      3,261      4,296
                                                    ------     ------    -------     ------    -------
  Gross profit...................................    1,537      3,159      8,173      5,617      8,595
Operating expenses:
  Research and development.......................       72        196        287        240        264
  Selling, general and administrative............    1,094      1,859      3,060      2,236      2,583
                                                    ------     ------    -------     ------    -------
Total operating expenses.........................    1,166      2,055      3,347      2,476      2,847
                                                    ------     ------    -------     ------    -------
Income from operations...........................      371      1,104      4,826      3,141      5,748
Interest and other income........................       50        635        611        429        833
                                                    ------     ------    -------     ------    -------
Income before provision for income taxes.........      421      1,739      5,437      3,570      6,581
Provision for income taxes.......................      145        640      2,068      1,362      2,469
                                                    ------     ------    -------     ------    -------
Net income.......................................   $  276     $1,099    $ 3,369     $2,208    $ 4,112
                                                    ======     ======    =======     ======    =======
Diluted earnings per share.......................   $  .05     $  .16    $   .47     $  .31    $   .55
                                                    ======     ======    =======     ======    =======
Diluted shares used in per share calculation.....    5,372      7,024      7,203      7,183      7,467


                                                                     JULY 31, 2000
                                                           ----------------------------------
                                                                      (unaudited)
                                                                                   PRO FORMA
                                                            ACTUAL    PRO FORMA   AS ADJUSTED
                                                           --------   ---------   -----------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.........  $11,495     $11,568      $54,008
Working capital..........................................   13,032      11,719       54,159
Total assets.............................................   28,537      30,802       73,242
Long-term obligations....................................       --       2,500        2,500
Total stockholders' equity...............................   26,962      25,885       68,325



The pro forma balance sheet data in the table above reflects the acquisition of Theseus consummated on October 13, 2000 as if effective on July 31, 2000. The pro forma as adjusted balance sheet data above gives effect to the sale of 2,320,000 shares of our common stock in this offering at an assumed public offering price of $19.69 per share, after deducting the underwriting discount and our estimated offering expenses.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES.

OUR RECENT ACQUISITION OF THESEUS AND THE RESULTING CHANGES TO OUR CORE BUSINESS INVOLVE CONSIDERABLE RISK AND MAY THREATEN OUR FUTURE PROFITABILITY AND VIABILITY.

On October 13, 2000, we acquired Theseus, a developer of proprietary radiopharmaceutical products to enhance the medical management of various conditions, including heart attack, heart transplant rejection and cancer, pursuant to an amended and restated merger agreement dated September 22, 2000. Under the merger agreement, a newly formed, wholly-owned subsidiary was merged into Theseus, with the result that Theseus is now one of our wholly-owned subsidiaries.

Through Theseus, we have acquired product candidates which we plan to develop and expand into a core focus of our future business. Such an expansion and shift in our business involves considerable risk. Our ability to integrate Theseus into our business and succeed in developing and marketing these new product candidates will be affected by the following factors:

 - The use of radiopharmaceuticals for imaging cell death is a new and unproven technology and may not receive acceptance among healthcare providers, payors or patients

 - Clinical trials with respect to these products may not be successful and we may not receive government approval in a timely manner or at all. If such approval can be obtained, we do not expect to receive FDA approval for Apomate in connection with detecting heart transplant rejection until 2002 at the earliest, and, thereafter, for assessing the location and extent of irreversibly damaged heart muscle and determining early response to cancer treatment

 - Any resulting products may not achieve market acceptance or compete successfully against existing or future diagnostic products intended for similar purposes

 - We expect future investment in development and commercialization of the Theseus products to have a significant negative impact on our earnings, including an estimated $20 million of expenses over the next two to three years for ongoing clinical trial and development costs related to Theseus' principal product candidate, Apomate

OUR ABILITY TO COMMERCIALIZE PRODUCT CANDIDATES IS SUBJECT TO UNCERTAINTY RELATED TO CLINICAL TRIALS.

Before obtaining regulatory approval for the commercial sale of Apomate or any other product candidates, we must demonstrate through preclinical studies and clinical trials that such product candidates are safe and efficacious for use in each indication. The results from preclinical testing and early clinical trials may not predict results that will be obtained in large-scale clinical trials, and there can be no assurance that our clinical trials will demonstrate the safety and effectiveness of any of our product candidates or will lead to marketable products. A number of companies have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. We, the FDA or other regulatory authorities may suspend or terminate clinical trials at any time. In addition, there can be no assurance that any of our product candidates will obtain FDA or other regulatory approval for any indication or that an approved product will be capable of being produced in commercial quantities at reasonable cost and successfully marketed.

In particular, although we anticipate finalizing the composition of and suppliers for our Apomate kit within the first half of 2001, if we are delayed or unable to determine the final Apomate product candidate we intend to take to market within such time period, we may be unable to proceed on schedule with further clinical trials for any indications. In addition, the FDA has indicated that clinical trial data we present from an adequate and well-controlled study suitable for supporting a marketing application, often referred to as a pivotal study, for any indication may not be accepted if Apomate's composition changes significantly. As a result, any delay caused by implementing the final manufacturing process for the Apomate kit may delay the commercialization of Apomate.

In addition, the rate at which we complete clinical trials depends upon, among other things, the rate of patient enrollment. Patient enrollment is a function of many factors, including the size of the patient population, the nature of the protocol, the proximity of patients to clinical sites and the eligibility criteria for the study. Delays in planned patient enrollment may result in increased costs, program delays, or both.

There can be no assurance that any of our clinical trials will be completed successfully within any specified time period, or at all. There also can be no assurance that the results from any of these clinical trials will warrant commencing further clinical trials or taking a product candidate to market.

IF WE FAIL TO MAINTAIN EXISTING MARKETING ALLIANCES OR ARE UNABLE TO ENTER INTO NEW ALLIANCES WHEN NECESSARY, COMMERCIALIZATION OF CERTAIN OF OUR PRODUCTS MAY BE DELAYED OR PREVENTED.

We do not have a dedicated sales and marketing force and currently do not have the ability to market and sell any of our products in commercial quantities without entering into marketing relationships with others. We have limited experience marketing and selling our brachytherapy products, which in fiscal 1999 accounted for approximately 77% of our revenue, and do not have experience marketing and selling those products in commercial quantities. On June 16, 1997, we entered into a five-year marketing and exclusive distribution agreement with Mentor, whereby Mentor agreed to market and distribute our Iodine-125 and Palladium-103 brachytherapy seeds for prostate cancer. As a result, sales of those products depend on the marketing efforts of Mentor. Through its sales force, Mentor markets the products to urologists, radiation oncologists and medical physicists and is involved in educating and training physicians in the procedures for using the products.

Mentor did not meet its 1999 performance target with respect to sales of PdGold. We believe that it is unlikely that Mentor will meet its 2000 target. However, Mentor's shortfall has been decreasing over the life of the contract, and we believe that Mentor is making sufficient efforts to cure its performance deficiencies with respect to PdGold.

If at any time, we become dissatisfied with Mentor's efforts to remedy any contractual shortfall, or if the shortfall worsens or does not improve, we may elect to terminate Mentor's right of exclusivity subject to certain curing provisions set forth in our contract with Mentor. If Mentor's right of exclusivity is terminated, we may be unable to develop other distribution relationships or establish an internal sales and marketing force.

If we terminate our relationship with Mentor because Mentor fails to meet its performance targets, we may be unable to market certain of our products under Mentor's proprietary trademarks.

Additionally, we may rely on marketing alliances to commercialize other products we develop, including Apomate and other nuclear medicine products. As a result, we will need to develop third-party distribution relationships and/or create our own direct sales force in order to market our products in the future. We may not be successful in developing other distribution relationships when necessary and we may be unable to develop our own sales force because of the significant costs and dedication of resources involved.

IF WE FAIL TO MAINTAIN OUR COMPETITIVE POSITION IN KEY PRODUCT AREAS, WE MAY LOSE SIGNIFICANT SOURCES OF REVENUE.


Our brachytherapy business is subject to intense competition. Our primary competitors in the brachytherapy seed business include Nycomed Amersham PLC, which manufactures and sells Iodine-125 brachytherapy seeds, and Theragenics

Corporation, which manufacturers and sells Palladium-103 brachytherapy seeds directly and through relationships with Prostate Services of America, Inc., Nycomed Amersham PLC, Imagyn Medical Technologies and Indigo Medical, Inc., a subsidiary of Johnson & Johnson. Several companies have begun to sell seeds and others have announced their intention to market brachytherapy products, which would result in increased competition. In addition, other products using alternative technologies may be developed which would compete with our brachytherapy products. For example, if treatment methods such as cryosurgery or hormone therapy gain acceptance among healthcare providers, patients and payors, or if new technologies such as gene modification emerge to become leading treatment standards as alternatives to traditional therapies, we may lose market share for our brachytherapy seeds or may find that our products are rendered non-competitive or obsolete by such market shifts and technological developments.


Our radiation reference source business also is subject to intense competition. Our competitors in this industry include AEA Technology PLC and Eckert & Ziegler AG. We believe that these companies have a dominant position in the market for radiation reference source products.

Currently, the leading imaging technologies include computer tomography, or CT, scanning and magnetic resonance imaging, or MRI, both of which image changes in the anatomy of organs and other tissue. Our Apomate product candidate images apoptosis and necrosis at the cellular level; however, there can be no assurance that alternative technologies will not be developed which have superior imaging capabilities to Apomate or which become more widely accepted as imaging standards.

In addition, many of our competitors are substantially larger and have greater sales, marketing and financial resources than we do. Developments by any of these or other companies or advances by medical researchers at universities, government facilities or private laboratories could render our products obsolete. Moreover, companies with substantially greater financial resources than us, as well as more extensive experience in research and development, the regulatory approval process, manufacturing and marketing, may be in a better position than we are to seize market opportunities created by technological advances in our industry.

THE INNOVATIVE NATURE OF APOMATE AND OTHER PRODUCTS UNDER DEVELOPMENT RAISES QUESTIONS AS TO WHETHER THE MARKET WILL ACCEPT SUCH PRODUCTS.

The success of our products will depend on our ability to foster and maintain favorable perceptions among patients, doctors, healthcare payors and medical researchers regarding the safety, efficacy and cost effectiveness of these products. This is particularly true with respect to Apomate. Healthcare providers and payors may not accept gamma imaging of cell death through the use of Apomate as a viable alternative to traditional methods for assessing heart attack, heart transplant rejection, response to cancer treatment or the effects of other diseases involving cellular death. If our products do not receive acceptance among physicians, patients and healthcare payors in the United States or elsewhere, we may be unable to market and sell these products.

IF WE ARE UNABLE TO ACQUIRE SUFFICIENT SUPPLIES FROM KEY SUPPLIERS THAT IN SOME CASES MAY BE THE ONLY SOURCE OF RAW MATERIALS, OUR ABILITY TO DELIVER OUR PRODUCTS TO THE MARKET MAY BE IMPEDED.

We depend upon a limited number of outside unaffiliated suppliers for our radioisotopes. Our principal suppliers are Nordion International, Inc. and certain companies in Russia. We also utilize other commercial isotope manufacturers located in the United States and overseas. To date, we have been able to obtain the required radioisotopes for our products without any significant delays or interruptions. Currently, we rely exclusively upon Nordion International for our supply of the Palladium-103 isotope; if Nordion International ceases to supply our needs, there may not be adequate alternative sources of supply.

IF WE ARE UNABLE TO ADEQUATELY PROTECT OUR TECHNOLOGY OR ENFORCE OUR PATENTS WE MAY LOSE A SIGNIFICANT ADVANTAGE OVER OUR COMPETITORS.

Our success depends in part on our ability to obtain and enforce patent protections for our products and operate without infringing on the proprietary rights of third parties. We hold rights to issued U.S. patents on a radioisotope-based device for site localization during breast biopsy procedures and a laser welded closure method for our brachytherapy seeds. The patents expire in 2014 and 2018, respectively. We have also filed for patent protection on our radioactive brachytherapy seed design. Our Theseus subsidiary has also in-licensed patents and technology for which patents are pending related to Apomate. The scope and extent of patent protection for our products is uncertain and frequently involves complex legal and factual questions. The breadth of the claims allowed in patents relating to biotechnology applications or their enforceability cannot be predicted, and patent litigation can be expensive and time consuming. No assurance can be given that pending patent applications will be approved or that any issued patents will provide competitive advantages for our products. Costly litigation might be necessary to protect our patents or to determine the scope and validity of third-party proprietary rights, and it is possible that we will not have the required resources to pursue such litigation or to protect our patent rights. An adverse outcome in litigation with respect to the validity of any of our patents could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease using a product or technology.

In addition, there can be no assurance that patents have not been issued or will not be issued in the future that conflict with our patent rights or prevent us from marketing our products. Such conflicts could result in a rejection of our licensors' patent applications or the invalidation of patents. Furthermore, if patents that contain dominating or conflicting claims have been or are subsequently issued to others, and such claims are ultimately determined to be valid, we may be required to obtain licenses under patents or other proprietary rights of others. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to us, or at all. If we do not obtain such licenses, we could encounter delays or find that we are unable to develop, manufacture or sell products requiring such licenses.

We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through confidentiality agreements with our collaborators, customers, employees and consultants. It is possible that these agreements will be breached or that they will not be enforceable in every instance, and that we will not have adequate remedies for any such breach. Furthermore, enforcing a claim alleging the infringement of trade secrets would be expensive and time consuming, making the outcome uncertain. It is also possible that our trade secrets will become known or independently developed by competitors. If we are unsuccessful in protecting our proprietary technology, we may lose a fundamental component of our competitive advantage.

WE DEPEND ON SEVERAL KEY LICENSES FOR OUR APOMATE PRODUCT CANDIDATE. IF WE LOSE OUR RIGHTS UNDER ANY OF THESE LICENSES, OUR ABILITY TO MARKET AND SELL APOMATE MAY BE JEOPARDIZED.

We license certain technology rights related to Apomate from several entities. We are obligated to pay such entities royalties, milestone payments and other payments in exchange for such licenses and we rely on such parties' intellectual property rights to protect our proprietary interests in Apomate. Currently, we owe one of our licensors approximately $2.5 million, which is due in August 2001. If we or our licensors breach any of the terms of these license agreements, or if we are unable to pay amounts owed to our licensors when they become due, we may lose the right to use such technology. If such an event occurs, we may be unable to market and sell Apomate.

In addition, we are aware of other third party rights relating to Apomate. We believe we have good and sufficient defenses against any possible infringement claims. Nevertheless, should a court rule against us, we may be prohibited from marketing Apomate unless we obtain a license from such third party which, if available at all, may require us to make substantial royalty or other payments.

If we are unable to obtain a license from such third party or if we lose rights to use technology related to Apomate under any of our current license agreements, we may be unable to market and sell Apomate.

EXTENSIVE GOVERNMENT REGULATION OF OUR INDUSTRY HAS HAD, AND WILL CONTINUE TO HAVE, A SIGNIFICANT IMPACT ON OUR BUSINESS.

The manufacture and sale of our brachytherapy and other products are subject to stringent government regulation in the United States and other countries. Our products are subject to FDA and other governmental approval and continual review, and future discovery of previously unknown problems may result in restrictions on a product's marketing or withdrawal of the product from the market. The commercial distribution in the United States of any new products we develop will depend upon obtaining the prior approval or clearance of the FDA, which can take many years and entail significant costs, and we have limited experience in filing or pursuing applications necessary to gain regulatory approvals. In countries where our products are not currently approved, the use or sale of our products may require approval by local government agencies with missions comparable to the FDA's. The process of obtaining any such approval may be lengthy, expensive and uncertain. We are also required to adhere to applicable FDA regulations for current Good Manufacturing Practices, including extensive record keeping and reporting and periodic inspections of our manufacturing facilities. Similar requirements are imposed by foreign governmental agencies.

REIMBURSEMENT POLICIES BY MEDICARE AND OTHER THIRD-PARTY PAYORS HAVE A SIGNIFICANT IMPACT ON OUR BUSINESS.

A substantial percentage of the patients treated for prostate cancer in the United States are covered by Medicare and, consequently, the costs of prostate cancer treatment are subject to Medicare's prescribed rates of reimbursement. Medicare reimbursement amounts for seeding are currently significantly less than for radical prostatectomy, or RP. Although seeding generally requires less physician time than RP, lower reimbursement amounts, when combined with physician familiarity with RP, may create disincentives for urologists to perform seeding. There can be no assurance that:

 - current or future limitations on, or requirements for reimbursement by, Medicare or other third-party payors for prostate cancer treatment will not materially adversely affect the market for our products

 - health administration authorities outside the United States will provide reimbursement at acceptable levels or at all

 - any such reimbursement will continue at rates that enable us to maintain prices at levels sufficient to realize an appropriate return

Also, we, our distributors and healthcare providers performing brachytherapy seeding procedures are subject to state and federal fraud and abuse laws prohibiting kickbacks and, in the case of physicians, patient self-referrals. We may be subjected to civil and criminal penalties if we or our agents violate any of these prohibitions.

In addition, from time to time, significant attention is placed on reforming the healthcare system in the United States. Any future changes in Medicare and other third-party payor reimbursement which may result from healthcare reform or deficit reduction legislation would likely place downward pressure on prices. Future reimbursement policies may also affect the commercial acceptance of products we develop, including Apomate. A number of legislative proposals have been introduced in Congress and state legislatures in recent years that would effect major reforms of the healthcare system and otherwise reduce healthcare spending. Because of the uncertainties surrounding the nature, timing and extent of any such reimbursement changes, audits and reform initiatives, we are unable to predict the effects of any such matters on our business.

WE USE RADIOACTIVE MATERIALS WHICH ARE SUBJECT TO STRINGENT REGULATION AND WHICH MAY SUBJECT US TO LIABILITY IF ACCIDENTS OCCUR.

We manufacture and process radioactive materials which are subject to stringent regulation. We operate under licenses issued by the California Department of Health which are renewable every eight years. We received a renewal of our license for our North Hollywood facility in 1998 and we were issued a license for our Chatsworth facility in March 1999. California is one of the "Agreement States," which are so named because the Nuclear Regulatory Commission, or NRC, has granted such states regulatory authority over radioactive materials, provided such states have regulatory standards meeting or exceeding the standards imposed by the NRC. Most users of our products must obtain licenses issued by the state in which they reside (if they are Agreement States) or the NRC. Use licenses are also required by some of the foreign jurisdictions in which we may seek to market our products.

Although we believe that our safety procedures for handling and disposing of these radioactive materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result.

WE DEPEND UPON KEY PERSONNEL FOR OUR CONTINUED GROWTH AND DEVELOPMENT. LOSS OF SUCH KEY PERSONNEL COULD HAVE A MATERIAL ADVERSE EFFECT ON US.

Our success is largely dependent on the personal efforts of key technical and senior management personnel, including L. Michael Cutrer, our Chief Executive Officer and President, and Dr. Allan M. Green, President of Theseus. We do not have an employment agreement with Mr. Cutrer. We believe that our future success will depend in large part upon our ability to attract and retain highly-skilled technical, managerial and marketing personnel and is likely to require the expansion of our management level personnel. Competition for radioisotopic industry personnel can be intense, and the availability of capable personnel may be limited; thus, their services could be difficult to obtain or replace. There can be no assurance that we will be successful in attracting and retaining the personnel we require to develop and market new and enhanced products and to conduct our operations successfully.

In addition, we have limited knowledge and experience with respect to the development of Apomate and other related product candidates of our subsidiary, Theseus. To date, we have relied and expect to rely heavily on the skill, knowledge and expertise of Dr. Green in developing and commercializing our Apomate product candidate. As the President of Theseus, Dr. Green will continue to have significant responsibility for Apomate and potentially other radiopharmaceuticals we develop. We currently have only a two-year employment agreement with Dr. Green.

OUR STOCK PRICE HAS EXPERIENCED SUBSTANTIAL VOLATILITY, WHICH MAY AFFECT YOUR ABILITY TO LIQUIDATE YOUR INVESTMENT.

The market price of our common stock has been and may continue to be extremely volatile. For example, the high and low sales price of our common stock has fluctuated during the past twelve months between $6.88 per share and $34.00 per share and may continue to fluctuate. Therefore, particularly if you have a short-term investment horizon, this volatility may affect your ability to sell our stock at a price that is acceptable to you. Market price fluctuations in our stock may be due to a variety of factors (in addition to general market or economic conditions) including, without limitation:

 - new product introductions and the success or failure of such products

 - the purchasing practices of our customers

 - changes in the degree of competition for our products

 - the announcement of technological innovations or new commercial products by us or our competitors

 - acquisitions that we may pursue

 - changes in governmental regulation affecting our business environment

 - regulatory issues, including FDA approval and compliance with FDA or other agency regulations

 - the issuance of new patents or other proprietary rights and the expiration or invalidation of existing patent or proprietary rights

 - earnings announcements

 - the loss of key personnel

 - the inability to acquire sufficient supplies of finished products or raw materials

 - litigation or similar proceedings and/or threats thereof

 - publicity regarding actual or potential clinical results with respect to products we are developing

 - political developments or proposed legislation in the healthcare industry

These and similar factors have had and could in the future have a significant impact on the market price of our common stock. Some companies that have had volatile market prices for their securities have been subject to securities class action suits filed against them. If a suit were to be filed against us, regardless of the outcome or the merits of the action, it could result in substantial costs and a diversion of our management's attention and resources.

WE HAVE BROAD DISCRETION IN USING THE NET PROCEEDS WE RECEIVE FROM THIS OFFERING AND, IF WE DO NOT ALLOCATE THESE PROCEEDS WISELY, YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

We plan to use the net proceeds we receive from this offering to expand our clinical trials and preclinical research, with a particular emphasis on Apomate and related imaging product candidates we are developing through Theseus, for potential acquisitions of complementary technologies, products or companies and for general corporate purposes. Although we estimate the development costs of Apomate to be $20 million over the next two to three years, the use of the remaining proceeds will be subject to the discretion of our management. We may change the allocation of these proceeds in response to economic or industry developments or changes. Our Board of Directors and management can determine to spend the proceeds from this offering in ways with which you may not agree. We cannot guarantee that the proceeds will be invested to yield a favorable return.

WE MAY EXPERIENCE FLUCTUATIONS IN QUARTERLY OPERATING RESULTS DUE TO LIMITED SEASONALITY.

Our brachytherapy product lines may experience some variability in revenue due to seasonality. This is primarily due to three major holidays occurring in our first fiscal quarter and the apparent reduction in the number of procedures performed during summer months, which could affect our third fiscal quarter results.

INVESTORS SHOULD NOT LOOK TO DIVIDENDS AS A SOURCE OF INCOME.

We have not paid any cash dividends since inception. In addition, we do not anticipate paying cash dividends in the foreseeable future. Consequently, any economic return to a stockholder will be derived, if at all, from appreciation in the price of our stock, and not as a result of dividend payments.

WE ARE AUTHORIZED TO ISSUE, WITHOUT STOCKHOLDER APPROVAL, ONE OR MORE PREFERRED SERIES OF STOCK, WHICH MAY GIVE OTHER STOCKHOLDERS DIVIDEND, CONVERSION, VOTING AND LIQUIDATION RIGHTS, AMONG OTHER RIGHTS, WHICH MAY BE SUPERIOR TO YOUR RIGHTS AS A COMMON STOCKHOLDER.

Our Board of Directors has the authority to issue, without vote or action by the stockholders, shares of preferred stock in one or more series, and has the ability to fix the rights, preferences, privileges and restrictions of any such series. Any series of preferred stock could provide dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of our common stockholders. Our Board of Directors has no present intention of issuing any such preferred series, but reserves the right to do so in the future.

AS PART OF OUR BUSINESS STRATEGY, WE INTEND TO PURSUE TRANSACTIONS THAT MAY CAUSE US TO EXPERIENCE SIGNIFICANT CHARGES TO EARNINGS THAT MAY ADVERSELY AFFECT OUR STOCK PRICE AND FINANCIAL CONDITION.

We regularly review potential transactions related to technologies, product candidates or product rights and businesses complementary to our business. Such transactions could include mergers, acquisitions, strategic alliances, licensing agreements or co-promotion agreements. Our recent acquisition of Theseus is an example of such a transaction. We advanced approximately $8 million to Theseus prior to the merger and expect to record a one-time charge related to the Theseus transaction of between $11 million and $12 million. We also expect Theseus to require significant continuing investment as we integrate it into our business. In the future, we may choose to enter into such transactions at any time. Depending upon the nature of any transaction, we may experience a charge to earnings which could be material.

WE MAY REQUIRE ADDITIONAL CAPITAL IN THE FUTURE AND WE MAY BE UNABLE TO OBTAIN CAPITAL ON TERMS FAVORABLE TO US, OR AT ALL.

Our capital requirements have been and are expected to continue to be significant. We expect our existing capital resources and future operating cash flows to be sufficient for at least the next 12 months. We expect that ongoing clinical trial and development costs related to Apomate may total approximately $20 million over the next two to three years. However, we may require further capital for the purchase of complementary businesses, technologies or products. Our capital requirements will depend on numerous factors, including the time and cost involved in expanding production capacity, the cost involved in protecting our proprietary rights and the time and expense involved in obtaining required regulatory approvals for new products we may develop or acquire. If we are unable to obtain additional capital on favorable terms or at all, we may be forced to curtail or cease operations.

THE TESTING, MARKETING AND SALE OF OUR PRODUCTS INVOLVE THE RISK OF PRODUCT LIABILITY CLAIMS BY CONSUMERS AND OTHER THIRD PARTIES, AND INSURANCE AGAINST SUCH POTENTIAL CLAIMS IS EXPENSIVE.

Our business is subject to product liability risks inherent in the testing, manufacturing and marketing of products containing radioisotopes. To date, no product liability claims have been asserted against us. However, there can be no assurance that such claims will not arise in the future based on past, present or future services or products we offer. We maintain product liability and general liability insurance with a limit in the aggregate amount of $2 million with additional umbrella insurance coverage of $10 million; however, there can be no assurance that liability claims will not exceed the scope of coverage or limits of such policies or that such insurance will continue to be available on commercially reasonable terms or at all. If we do not or cannot maintain sufficient liability insurance, our ability to market our products may be significantly impaired. In addition, product liability claims, as well as negative publicity arising out of such claims, could have a material adverse effect on our business, operating results and financial condition.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and in the documents we have filed with the Securities and Exchange Commission, or SEC, which we have referenced under "Where You Can Find More Information" on page 49 contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements represent our management's judgment regarding future events. These forward-looking statements include, among others, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus and in the other documents filed with the SEC.

Forward-looking statements typically are identified by use of terms such as "may," "will," "shall," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" and similar words, although some forward-looking statements are expressed differently. An investment in our securities involves certain risks and uncertainties that could affect our future financial results. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

 - failure to successfully commercialize our products

 - failure to develop new products

 - competitive factors

 - general economic conditions

 - ability to enter into future collaborative agreements

 - failure to achieve positive results in clinical trials

 - uncertainty regarding our patents and patent rights

 - governmental regulation

 - technological change

There may be events in the future that we are not able to predict accurately or over which we have no control. You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in the other documents filed with the SEC, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements. You should be aware that the occurrence of the events described in "Risk Factors" and elsewhere in this prospectus and in the other documents filed with the SEC could materially and adversely affect our business, operating results and financial condition.

We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information.

                            COMMON STOCK MARKET DATA

Since February 12, 1998, our common stock has been traded on the Nasdaq National Market under the symbol "NASI". For all periods shown below prior to February 1998, our common stock traded on the OTC Bulletin Board. The following table sets forth, for the periods indicated, the high and low sales prices for our common stock, as reported on the Nasdaq National Market or the OTC Bulletin Board.

                                                                HIGH       LOW
                                                              --------   --------
1997
  First Quarter.............................................   $ 1.33     $ 0.83
  Second Quarter............................................     2.88       1.08
  Third Quarter.............................................     6.00       2.29
  Fourth Quarter............................................    17.17       5.08
1998
  First Quarter.............................................   $17.00     $11.92
  Second Quarter............................................    26.33      14.50
  Third Quarter.............................................    32.00      11.13
  Fourth Quarter............................................    13.38       3.63
1999
  First Quarter.............................................   $13.25     $ 6.25
  Second Quarter............................................     9.38       5.28
  Third Quarter.............................................    11.50       5.75
  Fourth Quarter............................................    10.00       6.88
2000
  First Quarter.............................................   $14.75     $ 7.50
  Second Quarter............................................    34.00      11.50
  Third Quarter.............................................    24.88      15.38
  Fourth Quarter............................................    31.75      16.50


On December 8, 2000, the closing price of our common stock on the Nasdaq National Market was $19.69 per share. On December 8, 2000, there were approximately 76 stockholders of record of our common stock.

                                USE OF PROCEEDS


We estimate that the net proceeds from the sale of the 2,320,000 shares of common stock we are offering, will be approximately $42.4 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by us will be approximately $49.4 million. "Net proceeds" are what we expect to receive after deducting the underwriting discount and paying other expenses of the offering. For the purpose of estimating net proceeds, we are assuming that the public offering price will be $19.69 per share. We will not receive any proceeds from the sale of shares by the selling stockholders.


We intend to use the net proceeds of this offering primarily for:

 - funding clinical trials and seeking regulatory approvals for Apomate of approximately $20 million

 - expanding our clinical trial and preclinical research concerning other future potential products

 - acquiring complementary technologies, products or companies

 - general corporate purposes

The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

 - competitive, technological, market and other developments

 - the rate of progress of our research and development programs

 - the results of our clinical trials

 - the time and costs of obtaining regulatory approvals

 - cash flow from our operations

 - our ability to establish and maintain collaborative relationships

 - costs incurred in obtaining and enforcing patent and other proprietary rights

Although we may use a portion of the net proceeds for potential acquisitions and licensing opportunities that are complementary to our business, we currently have no agreements for any prospective acquisitions or licensing opportunities. We reserve the right, at the sole discretion of our Board of Directors, to reallocate our use of proceeds in response to these and other factors. Until we use the net proceeds of this offering, we intend to invest the funds in short-term, interest bearing, investment grade securities.

                                DIVIDEND POLICY

We have never paid any cash dividends on our common stock. We anticipate that we will retain our earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. We issued to holders of record of our common stock as of April 20, 1998 a stock dividend consisting of two shares of our common stock for every three shares issued and outstanding as of that date. All figures in this prospectus are adjusted to take into account the share dividend.

                                 CAPITALIZATION

The following table shows:

 - our actual capitalization on July 31, 2000

 - our pro forma capitalization on July 31, 2000 reflecting the October 13, 2000 acquisition of Theseus


 - our pro forma as adjusted capitalization on July 31, 2000, assuming the completion of the offering at an assumed public offering price of $19.69 per share, less the underwriting discount and estimated offering expenses associated with this offering



                                                                      JULY 31, 2000
                                                            ----------------------------------
                                                                                    PRO FORMA
                                                             ACTUAL    PRO FORMA   AS ADJUSTED
                                                            --------   ---------   -----------
                                                                      (IN THOUSANDS)
Long-term obligations, less current portion...............  $    --     $ 2,500      $ 2,500

Stockholders' equity:
  Preferred stock, $0.01 par value, 2,000,000 shares
    authorized; no shares issued or outstanding...........       --          --           --
  Common stock, $0.01 par value; 40,000,000 shares
    authorized; 6,920,477 shares issued and outstanding,
    actual; 7,231,142 shares issued and outstanding, pro
    forma; and 9,581,142 shares issued and outstanding,
    pro forma as adjusted.................................       69          72           96
  Additional paid-in capital..............................   18,655      29,006       71,422
  Retained earnings.......................................    8,238      (3,193)      (3,193)
                                                            -------     -------      -------
        Total stockholders' equity........................   26,962      25,885       68,325
                                                            -------     -------      -------
        Total capitalization..............................  $26,962     $28,385      $70,825
                                                            =======     =======      =======


The number of shares of common stock in this table excludes:

 - 551,577 shares of common stock issuable upon exercise of options outstanding as of July 31, 2000

 - 96,000 shares of common stock issuable upon exercise of warrants outstanding as of July 31, 2000

 - 250,000 shares reserved for issuance under our employee stock purchase plan

 - 26,250 shares of common stock issuable upon exercise of options in connection with the Theseus acquisition

                      SELECTED CONSOLIDATED FINANCIAL DATA

This section presents our selected historical data. You should carefully read the financial statements included in the reports incorporated by reference in this prospectus, including the notes to the financial statements included in those reports. The selected data in this section is not intended to replace the financial statements.

We derived the statement of income data for the years ended October 31, 1997, 1998 and 1999 and balance sheet data as of October 31, 1998 and 1999 from the audited consolidated financial statements included in the reports incorporated by reference in this prospectus. We derived the statement of income data for the nine months ended July 31, 1999 and 2000 and the balance sheet data as of July 31, 2000 from our unaudited consolidated financial statements included in the reports incorporated by reference in this prospectus. We derived the statement of income data for the years ended October 31, 1995 and 1996 and the balance sheet data as of October 31, 1995, 1996 and 1997 from our audited consolidated financial statements which are not included or incorporated by reference in this prospectus. We believe that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those financial statements and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of results that may be expected in the future.

                                                                                                           NINE MONTHS
                                                                                                              ENDED
                                                               YEAR ENDED OCTOBER 31,                       JULY 31,
                                                ----------------------------------------------------   -------------------
                                                  1995       1996       1997       1998       1999       1999       2000
                                                --------   --------   --------   --------   --------   --------   --------
                                                                  (in thousands, except per share data)
STATEMENTS OF INCOME:
Net sales.....................................   $1,843     $3,063     $3,381     $5,839    $12,767    $ 8,878    $12,891
Cost of goods sold............................      929      1,534      1,844      2,680      4,594      3,261      4,296
                                                 ------     ------     ------     ------    -------    -------    -------
Gross profit..................................      914      1,529      1,537      3,159      8,173      5,617      8,595
Operating expenses:
  Research and development....................       --         15         72        196        287        240        264
  Selling, general and administrative.........      723        870      1,094      1,859      3,060      2,236      2,583
                                                 ------     ------     ------     ------    -------    -------    -------
Total operating expenses......................      723        885      1,166      2,055      3,347      2,476      2,847
                                                 ------     ------     ------     ------    -------    -------    -------
Income from operations........................      191        644        371      1,104      4,826      3,141      5,748
Interest and other income.....................       35         20         50        635        611        429        833
                                                 ------     ------     ------     ------    -------    -------    -------
Income before provision for income taxes......      226        664        421      1,739      5,437      3,570      6,581
Provision for income taxes....................       95        251        145        640      2,068      1,362      2,469
                                                 ------     ------     ------     ------    -------    -------    -------
Net income....................................   $  131     $  413     $  276     $1,099    $ 3,369    $ 2,208    $ 4,112
                                                 ======     ======     ======     ======    =======    =======    =======
Basic earnings per share......................   $  .03     $  .09     $  .06     $  .17    $   .49    $   .32    $   .60
                                                 ======     ======     ======     ======    =======    =======    =======
Diluted earnings per share....................   $  .03     $  .09     $  .05     $  .16    $   .47    $   .31    $   .55
                                                 ======     ======     ======     ======    =======    =======    =======
Basic shares used in per share calculation....    4,444      4,475      4,592      6,436      6,800      6,796      6,872
Diluted shares used in per share
  calculation.................................    4,603      4,819      5,372      7,024      7,203      7,183      7,467

                                                                           OCTOBER 31,
                                                       ----------------------------------------------------   JULY 31,
                                                         1995       1996       1997       1998       1999       2000
                                                       --------   --------   --------   --------   --------   ---------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities.....   $  516     $  892     $1,623    $11,220    $ 9,662     $11,495
Working capital......................................      991      1,271      2,126     12,615     11,204      13,032
Total assets.........................................    1,291      2,000      3,673     18,903     23,838      28,537
Total stockholders' equity...........................    1,116      1,528      3,228     17,987     22,366      26,962

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH THE FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS AND THE FINANCIAL STATEMENTS AND THE REPORTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

OVERVIEW

We design, develop and produce innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, for the treatment and diagnosis of disease. Since 1990, we have applied our expertise in radioisotopes to develop and market products for medical, environmental, research and industrial applications.

In 1997, we received approval from the FDA for commercial distribution of our first brachytherapy seed for use in any solid localized tumor. In January 1998, we launched IoGold, our first seed for the treatment of prostate cancer, through a distribution relationship with Mentor. In April 1999, we launched our second seed, PdGold, also for the treatment of prostate cancer thereby making us the first company to manufacture both seeds using the two most commonly used isotopes. We currently recognize approximately 81% of our consolidated revenues from these two product lines.

On October 13, 2000, we acquired Theseus, a developer of proprietary radiopharmaceuticals to enhance the medical management of heart attack, heart transplantation and cancer. In connection with the acquisition, we issued 345,665 shares of, or options to purchase for nominal consideration, our common stock to Theseus' shareholders. Theseus has retained its obligations, including approximately $8 million owed to us with respect to loans we made to Theseus from time to time since 1998. In connection with the Theseus acquisition, we expect to record in our fourth fiscal quarter ended October 31, 2000 a one-time charge for in-process research and development of between $11 million and $12 million. We expect to incur approximately $20 million in ongoing clinical trial and development costs over the next two to three years related to Theseus' principal product candidate, Apomate. In addition, we expect to incur substantial expenses associated with the launch of Apomate if we receive marketing approval from the FDA.

RESULTS OF OPERATIONS

NINE MONTHS ENDED JULY 31, 2000 COMPARED TO NINE MONTHS ENDED JULY 31, 1999

NET SALES. Net sales increased $4,013,000, or 45%, to $12,891,000 for the nine months ended July 31, 2000 from $8,878,000 for the nine months ended July 31, 1999. The increase in net sales was due to the increase in revenues generated from our brachytherapy product lines. Sales of our non-therapeutic lines remained consistent between periods.

GROSS PROFIT. Gross profit increased $2,978,000 or 53% to $8,595,000 for the nine months ended July 31, 2000 from $5,617,000 for the nine months ended July 31, 1999. Gross profit as a percent of sales increased from 63% to 67% during this period. The increase in gross profit as a percentage of sales was primarily attributable to the significant proportionate increase in revenues from our brachytherapy product lines in the first nine months of fiscal 2000, which yield greater gross margins than our non-therapeutic product lines.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative, or SG&A, expenses increased $347,000, or 16%, to $2,583,000 for the nine months ended July 31, 2000 from $2,236,000 for the nine months ended July 31, 1999. SG&A as a percent of net sales decreased to 20% for the nine months ended July 31, 2000 from 25% for the same period in 1999. SG&A expenses increased primarily due to the following: (i) an increase of $150,000 in salaries and related costs as we added a significant number of administrative personnel throughout fiscal 1999 and have continued to do so into fiscal 2000 to support our growth and (ii) other general and administrative expenses including insurance ($78,000) and depreciation ($190,000) increased as a result of our expansion. These increases were partially offset by a reduction in certain other expenses which were individually insignificant.

RESEARCH AND DEVELOPMENT. Research and development efforts continued through the nine months ended July 31, 2000 with such expenditures totaling $264,000 during this period compared to $240,000 in the corresponding 1999 period.

INTEREST AND OTHER INCOME. Interest and other income increased $404,000 to $833,000 for the nine months ended July 31, 2000 from $429,000 for the nine months ended July 31, 1999 due to the following: (i) we realized a pre-tax gain of $119,000 related to the disposition of 7,680 shares of RadioMed, a privately held company, and (ii) a change in the composition of our investment portfolio.

NET INCOME. Net income increased $1,904,000 to $4,112,000 for the nine months ended July 31, 2000 from $2,208,000 for the nine months ended July 31, 1999. The increase is a result of the factors described above.

FISCAL YEAR ENDED OCTOBER 31, 1999 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
1998

NET SALES. Net sales increased $6,928,000, or 119%, to $12,767,000 for the year ended October 31, 1999 from $5,839,000 for the year ended October 31, 1998. The increase in net sales was due primarily to the increase in revenues generated from the Iodine-125 brachytherapy product line and sales of the Palladium-103 brachytherapy product line which was introduced in April 1999. Sales of the non-therapeutic lines decreased approximately $304,000 due to increased competition.

GROSS PROFIT. Gross profit increased $5,014,000 or 159% to $8,173,000 for the year ended October 31, 1999 from $3,159,000 for the year ended October 31, 1998. Gross profit as a percent of net sales increased from 54% to 64% during this period despite an increase of $105,000 in inventory reserves attributable to obsolescence. The increase in gross profit as a percentage of net sales was primarily attributable to the significant proportionate increase in revenues from the Iodine-125 brachytherapy product line in fiscal 1999 which yielded greater gross margins than our non-therapeutic product lines.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $1,201,000, or 65%, to $3,060,000 for the year ended October 31, 1999 from $1,859,000 for the year ended October 31, 1998. SG&A as a percent of net sales decreased to 24% for the year ended October 31, 1999 from 32% for the same period in 1998. SG&A expenses increased primarily due to the following: (i) an increase of $672,000 in salaries and related costs as we added a significant number of administrative personnel throughout the year ended October 31, 1998 and continuing into the year ended October 31, 1999 to support our growth, (ii) an increase of $88,000 in rent as we leased a new facility in September 1998 that houses new product development and corporate offices and
(iii) other general and administrative expenses including insurance ($70,000) and depreciation ($131,000) increased as a result of our expansion.


RESEARCH AND DEVELOPMENT. Research and development expenditures totaled $287,000 during the year ended October 31, 1999 compared to $196,000 for the year ended October 31, 1998. The increase was due primarily to development efforts associated with new product lines.

INTEREST AND OTHER INCOME. Interest and other income remained relatively consistent between periods decreasing $24,000 to $611,000 for the year ended October 31, 1999 from $635,000 for the year ended October 31, 1998.

NET INCOME. Net income increased $2,270,000 to $3,369,000 for the year ended October 31, 1999 from $1,099,000 for the year ended October 31, 1998. The increase is a result of the factors described above.

FISCAL YEAR ENDED OCTOBER 31, 1998 COMPARED TO FISCAL YEAR ENDED OCTOBER 31,
1997

NET SALES. Net sales increased $2,458,000, or 73%, to $5,839,000 for the year ended October 31, 1998 from $3,381,000 for the year ended October 31, 1997. The increase in net sales was primarily due to the inclusion of revenues from the Iodine-125 brachytherapy source product line, which was introduced in January 1998.

GROSS PROFIT. Gross profit increased $1,622,000 or 106% to $3,159,000 for the year ended October 31, 1998 from $1,537,000 for the year ended October 31, 1997. Gross profit as a percentage of net sales increased from 45% to 54% during this period. The increase in gross profit as a percentage of net sales was primarily attributable to the inclusion of revenues from the Iodine-125 brachytherapy product line in fiscal year 1998 which yielded greater gross margins than our non-therapeutic product lines.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $765,000, or 70%, to $1,859,000 for the year ended October 31, 1998 from $1,094,000 for the year ended October 31, 1997. SG&A expenses increased primarily due to the following: (i) an increase of $262,000 in salaries and related costs as we added staff to focus on our product sales, to improve gross margins and to develop capabilities for new product lines and
(ii) other general and administrative expenses including insurance ($75,000), advertising ($54,000) and legal fees ($67,000) increased as a result of our expansion.


RESEARCH AND DEVELOPMENT. Research and development efforts increased in fiscal year 1998, with such expenditures totaling $196,000 during this period compared to $72,000 in the corresponding 1997 period. The increase was due primarily to development efforts associated with new product lines.

INTEREST INCOME. Interest income increased $585,000 to $635,000 for the year ended October 31, 1998 from $50,000 for the year ended October 31, 1997. This increase resulted primarily from the investment of funds received from our November 1997 private placement.

NET INCOME. Net income increased $823,000 to $1,099,000 for the year ended October 31, 1998 from $276,000 for the year ended October 31, 1997. The increase is a result of the factors described above.

LIQUIDITY AND CAPITAL RESOURCES

To date, our short-term liquidity needs have generally consisted of operating capital to finance growth in inventories, trade accounts receivable, new product development, capital expenditures and strategic investments in related businesses. We have satisfied these needs primarily through a combination of private placement of our common stock and from cash generated by operations. We do not currently have a line of credit or similar arrangements with a bank. At July 31, 2000, we had cash and investments in marketable securities aggregating approximately $11.5 million and working capital of $13.0 million.

We receive cash from the exercise of stock options. Proceeds from the exercise of stock options and their related tax benefits will vary from period to period based upon, among other factors, fluctuations in the market value of our stock relative to the exercise price of such options.

We are authorized to purchase up to $1.5 million of our common stock on the open market. No such shares have been repurchased as of November 21, 2000.

The primary objectives for our investment portfolio are liquidity and safety of principal. Investments are made to achieve the highest rate of return to us, consistent with these two objectives. We invest our excess cash in securities with varying maturities to meet projected cash needs.

We believe that the net proceeds of this offering together with existing cash and marketable securities and anticipated cash flow from operations will be sufficient to support our planned expansion through at least the end of fiscal 2001. The amount of capital that we will need in the future will depend on many factors including:

 - costs related to research, development, clinical trials, license royalty obligations, FDA approvals and commercialization of Apomate and other product candidates

 - market acceptance of our products

 - levels of sales and marketing that will be required to launch our new products and achieve and maintain a competitive position in the marketplace

 - progress in and scope of our research and development activities

 - levels of inventory and accounts receivable that we maintain

 - our competitors' responses to our products

 - level of capital expenditures

 - acquisition and/or development of complementary businesses, technologies or products


We anticipate incurring approximately $20 million of expenses with respect to Apomate over the next two to three years for ongoing clinical trials and development costs. An additional $2.5 million is payable to NeoRx Corporation in August of 2001 pursuant to our license of patent rights and technology related to Apomate, with additional milestone payments of up to $4 million throughout the life of the contract.



The manufacture of our linear accelerators has not been completed. We are currently investigating what the costs will be to complete the accelerators and anticipate that such costs will approximate $3 million. We believe the construction of these machines will be completed in fiscal 2002.



We anticipate that our available cash and the proceeds of this offering will provide sufficient funds to cover these costs. In addition, these costs related to Apomate may be reduced if we enter into any strategic partnerships related to Apomate.


Future capital requirements will also depend on the extent to which we acquire or invest in businesses, products and technologies. If we should require additional financing due to unanticipated developments, additional financing may not be available when needed or, if available, we may not be able to obtain this financing on terms favorable to us or to our stockholders. Insufficient funds may require us to delay, scale back or eliminate some or all of our research and development programs. If additional funds are raised by issuing equity securities, dilution to existing stockholders would result.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements." We will be required to adopt SAB 101 in fiscal 2001. We do not expect this accounting pronouncement to have a material effect on our financial position and results of operations.

In June 1998, the FASB issued Statement of Financial Accounting Standards
No. 133, or FAS 133, "Accounting for Derivative Instruments and Hedging Activities." In May 1999, the FASB voted to delay the effective date of FAS 133 by one year. We will be required to adopt FAS 133 for fiscal year 2001. This statement establishes a new model for accounting for derivatives and hedging activities. Under FAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. We do not expect this accounting pronouncement to have a material effect on our financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to some market risk through interest rates related to our investment of our current cash, cash equivalents, marketable securities and notes receivable. As these instruments mature and the funds are reinvested, we are exposed to changes in market interest rates. We do not consider this risk to be material. We manage this risk by continuing to evaluate the best investment rates available for short-term investment-grade securities. We have not used derivative financial instruments in our investment portfolio.

                                    BUSINESS

OVERVIEW

We design, develop and produce innovative radioisotopic products, including brachytherapy seeds and radiopharmaceuticals, for the treatment and diagnosis of disease. Since 1990, we have applied our expertise in radioisotopes to develop and market products for medical, environmental, research and industrial applications.

In 1996, we began to focus our product development activities primarily on high value, high growth medical products that address large potential markets. We focused our research and development efforts on radioisotopic products which are useful in the diagnosis, management and treatment of diseases such as cancer and heart disease. This initiative resulted in the development of our first two therapeutic products, iodine-based and palladium-based implantable brachytherapy seeds for the treatment of prostate cancer. These products are marketed under the trademarks IoGold and PdGold, respectively, by Mentor Corporation, our distributor for these products. Since the commercial introduction of IoGold in January 1998, our brachytherapy business has grown substantially. We believe that we are the third largest manufacturer in the world of brachytherapy seeds for the treatment of prostate cancer and the only manufacturer of both iodine and palladium brachytherapy seeds.

In addition to our internal development activities, we actively evaluate products and technologies for in-licensing or acquisition. On October 13, 2000, we acquired Theseus, a developer of proprietary radiopharmaceuticals to enhance the medical management of heart attack, organ transplantation and cancer. Theseus' primary product candidate is Apomate, an IN VIVO nuclear medicine imaging agent that targets cells undergoing apoptosis or necrosis, two forms of cell death that occur in certain circumstances. We intend for Apomate to provide information that will allow clinicians to make better therapeutic decisions for individual patients by monitoring the patient's response to treatment or disease with increased sensitivity and speed.

Apomate is in Phase II trials for two indications: assessing the location and extent of heart attack damage and detecting heart transplant rejection. We are also completing Phase I trials for use of Apomate in determining early response to chemotherapy. We believe that if Apomate is approved for the detection of transplant rejection, it would represent the only non-invasive diagnostic procedure that can assess the adequacy of immunosuppression medication in this population. Apomate is also being studied for its potential to demonstrate the location and extent of irreversibly damaged heart tissue in heart attack patients and its ability to rapidly assess early response to chemotherapy in cancer patients with lymphoma, non-small cell lung cancer and breast cancer.

STRATEGY

Our objective is to strengthen our position as a leading developer of radioisotopic products and technologies. The key elements of our strategy include:

 - EXPANDING OUR WORLDWIDE BRACHYTHERAPY BUSINESS. We believe that substantial growth opportunities exist for brachytherapy in the treatment of prostate cancer. We were the first manufacturer to offer both iodine and palladium brachytherapy seeds and we believe that this capability will continue to provide us and Mentor with an advantage in being able to serve the entire market for prostate brachytherapy seeds. Additionally, while we believe that the United States today represents greater than 90% of the global brachytherapy market, we also believe that international acceptance of brachytherapy is growing and will work with Mentor to actively market our products abroad.

 - ESTABLISHING APOMATE AS A DIAGNOSTIC STANDARD FOR CLINICAL AND RESEARCH APPLICATIONS. We plan to aggressively pursue clinical trials and market Apomate for multiple indications to physicians and researchers directly and through scientific publications, clinical trials, and scientific meetings. We believe Apomate's significant product advantages will promote acceptance by physicians. In addition, we believe that both pharmaceutical and biotechnology companies will advocate use of Apomate because it may provide faster feedback on the effectiveness of therapeutic products used in clinical trials, thus shortening product development timelines.

 - LEVERAGING OUR CORE COMPETENCY IN RADIOISOTOPIC PRODUCTS TO IDENTIFY ADDITIONAL PRODUCT OPPORTUNITIES. We believe that radioisotopes represent a compelling opportunity for future medical product development. In addition to the clinical development of Apomate, we plan to use our existing expertise to continue to identify new nuclear medicine product opportunities that address large potential markets. We expect to conduct these activities through internal efforts and in collaboration with other companies that may contribute proprietary technologies or specific industry knowledge.

 - FORMING STRATEGIC COLLABORATIONS TO SUPPORT DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS. We have an existing distribution relationship with Mentor for our brachytherapy seeds. We may collaborate with other companies to obtain funding and marketing support for our products and product candidates. These collaborations may allow us to:

       - obtain domestic and international marketing and sales expertise

       - reduce product development costs

       - develop a greater number of products

 - ESTABLISHING A BROAD INTELLECTUAL PROPERTY PORTFOLIO. We have patents and patent applications related to our brachytherapy products and licensed patent and technology coverage for our Apomate product. As we expand into new areas and diversify our business, we intend to build strong intellectual property positions to maintain our competitive advantage.

OUR MEDICAL PRODUCTS

The table below identifies our principal medical products and product candidates.

PRODUCT         DESCRIPTION              INDICATION                STATUS                    MARKETING RIGHTS
THERAPEUTIC

  IoGold        Brachytherapy Seeds      Prostate Cancer           Marketed                  Mentor
                IODINE-125 BASED

  PdGold        Brachytherapy Seeds      Prostate Cancer           Marketed                  Mentor
                PALLADIUM-103 BASED

  Prospera      Brachytherapy Seeds      Ocular Melanoma           Marketed                  NASI
                IODINE-125 AND
                PALLADIUM-103 BASED

DIAGNOSTIC

  Apomate       Radiopharmaceutical      Heart Attack Damage       Phase II Clinical Trials  NASI

  Apomate       Radiopharmaceutical      Heart Transplant          Phase II Clinical Trials  NASI
                                         Rejection

  Apomate       Radiopharmaceutical      Chemotherapy Response     Phase I Clinical Trials   NASI

BRACHYTHERAPY SEEDS FOR PROSTATE CANCER

PROSTATE CANCER. The prostate gland, found only in men, is a small walnut-sized gland surrounding the urethra, located under the bladder and in front of the rectum. According to the American Cancer Society, prostate cancer is considered a slow growing cancer relative to other types of cancer. Symptoms of prostate cancer are often not noticed until the cancer has progressed past early stages of the disease. A routine digital rectal examination is the most commonly used test for identifying prostate cancer. Additionally, a blood test to detect a prostate specific antigen, or PSA, has rapidly become an accepted means of detecting early-stage prostate cancer. The PSA test, which is recommended for men over the age of 50, determines the amount of prostate specific antigen contained in an examinee's blood. Elevated levels of PSA are indicative of inflammation or cancerous cells in the prostate. The emergence of PSA blood testing has greatly improved physicians' ability to diagnose and treat early stage prostate cancer.

MARKET OPPORTUNITY. Prostate cancer is the second most prevalent form of cancer in men in the United States and is the second most common cause of cancer death in men of all ages. The American Cancer Society estimates that in 2000 more than 180,000 new cases of prostate cancer will be diagnosed in the United States and approximately 32,000 deaths will be attributable to the disease. The cost of medical treatment in the United States for patients with prostate cancer is approximately $5 billion annually.

TREATMENT MODALITIES. There are several therapies available for the treatment of prostate cancer. The following table compares the three leading modalities.

                                                                                      EXTERNAL BEAM
                                      BRACHYTHERAPY           RADICAL PROSTATECTOMY   RADIATION THERAPY
Classification                        Outpatient--60-90       Inpatient--2-3 day      Outpatient--7-8 week
                                      minutes                 hospital stay           therapy

Recovery Period                       2-3 days                3-4 weeks               Not applicable

Ten-Year Disease Free Survival Rate   64%-85%                 47%-73%                 13%-38%

Average Impotence Rate                10%-40%                 60%                     30%-40%

Average Incontinence Rate             LESS THAN 2%            10%-40%                 7%

Cost Per Procedure                    $10,000-$15,000         $18,000-$20,000         $13,000-$16,000

BRACHYTHERAPY

OVERVIEW. Brachytherapy is a minimally invasive medical procedure in which sealed radioactive sources are temporarily or permanently implanted into cancerous tissue, delivering a therapeutically prescribed dose of radiation that is lethal to the cancerous tissue. In the seeding procedure, 60 to 120 rice-sized, low-dose radioactive seeds, containing either Palladium-103 or Iodine-125, are permanently implanted, usually by a radiation oncologist or urologist, into the prostate to irradiate and destroy cancerous prostatic tissue. The procedure involves inserting seeds through the perineum into the prostate gland. Insertion of the seeds is performed under ultrasound guidance that allows the physicians to view the prostate to ensure proper seed implantation. A template, or grid, covers the perineum and is attached to the ultrasound probe to facilitate correct needle placement. Implant needles loaded with seeds are assigned to the appropriate template holes as indicated in the treatment plan. Each needle is guided through the template and then through the perineum to its predetermined position within the prostate under direct ultrasound visualization. The seeds are implanted as the needle is withdrawn from the prostate. When all seeds have been inserted, an x-ray or CT image is viewed to verify seed placement.

Brachytherapy patients are typically treated on an out-patient basis, as the entire procedure typically takes less than two hours and the patient generally is permitted to go home the same day. Most patients are able to return to their normal activities within two or three days following the procedure.

The use of brachytherapy to treat prostate cancer has grown significantly over the past several years due to its advantages over other therapies, including radical prostatectomy, or RP, and external beam radiation therapy, or EBRT. Brachytherapy is the newest of the three primary techniques for the treatment of prostate cancer. Only recently has ten-year survival data become available which demonstrates the comparability of brachytherapy treatment with surgery. We believe that the increasing use of this technique reflects the growing awareness in the medical community and among patients of this recently available comparative data.

We believe that approximately 40,000 brachytherapy procedures were performed in the United States in 1999, an increase of over 100% from 1996. A brachytherapy procedure is performed at a low cost and on an outpatient basis under local or general anesthesia. Brachytherapy usually results in lower incidences of impotence and incontinence compared to other therapies, and faster recovery times than RP. Moreover, studies show that the disease free survival rates ten-years after brachytherapy treatment are comparable to RP. Brachytherapy may be most effective for localized tumors treated in the early stages of the disease. Therefore, we believe that the growing use of PSA tests will help detect prostate cancer at an earlier stage and enhance the attractiveness of brachytherapy as a treatment alternative.

OUR BRACHYTHERAPY PRODUCTS. We believe that we are the only manufacturer of both iodine and palladium based brachytherapy seeds, the two most commonly used seeds for the treatment of prostate cancer. These two products differ in the time each takes to decay, and, consequently in the rate and intensity at which the radiation dose is delivered. Because physicians may prefer either iodine or palladium seeds, we believe that it is advantageous to offer both in order to address the entire market. Both types of seeds are marketed under the trademarks IoGold and PdGold by Mentor through its approximately 35-person urology sales force. Although our products are primarily marketed in the United States, Mentor is also selling our products in foreign countries. We anticipate receiving a CE mark from the European Community by the end of this year which would enable Mentor to market and sell our brachytherapy seeds in Europe as well.

 - IOGOLD. In January 1998, we launched our first FDA-approved brachytherapy source, an Iodine-125 based seed, used primarily for the treatment of prostate cancer. Each seed consists of a laser welded biocompatible titanium capsule the size of a grain of rice, containing Iodine-125 absorbed onto four resin beads. The capsule also contains two inactive gold beads that serve as markers for x-ray or CT imaging to identify the source location within the prostate. The iodine in IoGold has a half life of 59 days and, therefore, IoGold has a less intensive but longer energy dose than the Palladium-103 seed.

 - PDGOLD. In April 1999, we introduced our second FDA-approved brachytherapy source, a Palladium-103 based seed, also used primarily for the treatment of prostate cancer. Each palladium seed consists of a similar laser welded biocompatible titanium capsule containing Palladium-103 absorbed onto four resin beads. The capsule also contains two inactive gold beads that serve as markers for x-ray or CT imaging to identify the source location within the prostate. The palladium in PdGold has a half life of 17 days and, therefore, PdGold has a more intensive but shorter energy dose than the Iodine-125 seed.

OTHER TREATMENT MODALITIES

RADICAL PROSTATECTOMY. Currently the most common treatment option, radical prostatectomy, or RP, is an invasive surgical procedure in which the entire prostate gland is removed. RP is performed under general anesthesia and typically includes a hospital stay of several days for patient observation and recovery.

This procedure is often associated with high rates of impotence, incontinence and operative morbidity. For instance, a study published in the Journal of the American Medical Association in January 2000 reported that approximately 60% of men who had received RP reported erectile dysfunction as a result of the surgery. The same report found that approximately 40% of the patients studied reported at least occasional incontinence. New bilateral nerve-sparing techniques are currently being used more frequently in order to address these side effects, but these techniques require a high degree of surgical skill. RP is typically more expensive than other common treatment modalities.

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
EXTERNAL BEAM RADIATION THERAPY. External beam radiation therapy, or EBRT, one of the first minimally invasive alternatives to RP, allows patients to receive treatment on an outpatient basis at a significantly lower cost than RP. EBRT involves directing a beam of radiation from outside the body at the prostate gland to destroy cancerous tissue. The course of treatment takes anywhere from seven to eight weeks for the tumor to receive the total dose of radiation prescribed to kill the tumor.

Studies have shown, however, that the ten-year disease free survival rates with treatment through EBRT are not comparable to the disease free survival rates of RP or brachytherapy. In addition, because the radiation beam travels through the body, affecting healthy and cancerous tissue alike, other side effects are associated with EBRT. For instance, rectal wall damage caused by the radiation beam is a noted negative side effect. Recent data suggests that between 30% and 40% of the patients who undergo EBRT suffer problems with erectile dysfunction after treatment.

While EBRT directs one single large beam at the prostate, a new technique, known as Intensity Modulated Radiation Therapy, or IMRT, is designed to spare healthy tissue by directing many very small beams to the cancerous tissue, all with varying levels of intensity. IMRT has not yet gained widespread use and does not yet have long-term clinical data supporting better efficacy rates or lower incidences of side effects.

OTHER TREATMENTS. Cryosurgery, a procedure in which tissue is frozen to destroy tumors, is another treatment option for prostate cancer. Currently, this procedure is not widely used, although promising treatment outcomes have been reported. Without temperature sensing probes that direct precisely where the tumor has formed, tissue freezing may be non-selective. Consequently, diseased and healthy tissue may be destroyed at the same rate. Cryosurgery typically requires a one to two day hospital stay and is associated with higher rates of impotence than brachytherapy.

Other treatments include hormone therapy and chemotherapy, which may be used to reduce the size of cancerous tumors. However, these treatments are not intended to ultimately cure a patient of prostate cancer. Instead, such treatment choices are made by physicians in an attempt to extend patients' lives if the cancer has reached an advanced stage or as ancillary treatment methods used in conjunction with other treatment mechanisms. Common side effects of hormone therapy are impotence, decreased libido and development of breasts, and common side effects of chemotherapy are nausea, hair loss and fatigue.

"Watchful waiting," while not a treatment, is recommended by some physicians in certain circumstances based on the severity and growth rate of the disease, as well as upon the age and life expectancy of the patient. Physicians who choose watchful waiting are frequently seeking to avoid the negative side effects associated with RP or other treatment modalities. Through careful monitoring of PSA levels and close examination for advancing symptoms of prostate cancer, physicians are able to choose more active treatments at a later date.

APOMATE

Nuclear medicine imaging involves injecting a radioisotope into the patient's body, detecting the signal emitted by the radioisotope with a gamma camera and then creating an image of the target area, usually through the use of a computer. A radioisotope, such as Technetium Tc-99m, is sometimes coupled with a carrier molecule that binds on a selective basis with targeted tissues. Nuclear medicine imaging is unique in that it documents organ function and structure, in contrast to diagnostic radiology, which is based upon anatomy. Nuclear medicine imaging procedures often identify abnormalities very early in the progression of a disease, long before some medical problems are detected using other diagnostic tests. The Society of Nuclear Medicine estimates that 10 to 12 million nuclear medicine imaging examinations or therapeutic procedures are performed in the United States each year.

Apomate is a kit consisting of multiple components for the preparation of Technetium Tc-99m labeled Annexin-V, a human protein produced by recombinant techniques. It is administered intravenously and is intended for the IN VIVO imaging of apoptosis and necrosis, using standard nuclear medicine imaging procedures.

Apoptosis was once of interest only in a few specialized fields of biology, but is now recognized as a central feature of heart attack, organ transplant rejection and cancer treatment. During apoptosis, several physiologic stimuli may trigger a cellular set of processes that result in an orderly self-destruction and disposal of the cell without breaking open the cell membrane. This process can be induced by disease, such as in transplant rejection or heart attack, or can be purposely induced as the result of certain forms of cancer therapy, including chemotherapy and radiotherapy. Unlike apoptosis, necrosis is a disorganized nonphysiologic process characterized by physical disruption of the cell membrane. Necrosis can be caused by mechanical, thermal, electrical or noxious chemical injury and by profound hypoxia (a deficiency in the amount of oxygen reaching body tissues), ischemia (a decrease in the blood supply to a bodily organ, tissue, or part caused by constriction or obstruction of the blood vessels), or respiratory poisons. In a normal healthy cell, membrane integrity is maintained by a series of controlled biochemical processes. Initial stages of apoptosis and necrosis show the maintenance of the cell membrane in apoptosis (Figure 1) and the breakdown of cell membrane integrity in necrosis (Figure 2).

                     [GRAPHIC]                     [GRAPHIC]

                      Figure 1                     Figure 2
                    (Apoptosis)                    (Necrosis)

During apoptosis the loss of a particular enzyme, translocase, allows a molecule known as phosphatidylserine, or PS, which is normally only found on the inside of the membrane to migrate to the outer surface of the cell membrane (Figure 3). As soon as PS is expressed on the surface of the cell it becomes accessible as a binding target site for Apomate (Figure 4).

                     [GRAPHIC]                     [GRAPHIC]

                      Figure 3                     Figure 4

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
Cells dying from necrosis have membrane disruption typically with cell swelling (Figure 5). Although PS does not migrate to the outer surface of the cell membrane during necrosis, the loss of membrane integrity allows Apomate to enter the cell via membrane openings and bind to PS on the inner leaflet of the cell membrane (Figure 6).

                     [GRAPHIC]                     [GRAPHIC]

                      Figure 5                     Figure 6

Once Apomate binds to PS, standard nuclear medicine imaging techniques are used to produce an image of cell death associated with either apoptosis or necrosis. Apomate is currently in clinical trials for imaging apoptosis and necrosis to determine the location and extent of damage in heart attack, to image heart transplant rejection and to assess early response to cancer treatment. We believe that Apomate will allow clinicians to make better therapeutic decisions for individual patients by monitoring the patient's condition or response to treatment with greater sensitivity and speed.

HEART ATTACK AND CORONARY ARTERY DISEASE

Coronary artery disease, or CAD, is one of the most common medical problems, affecting approximately 25% of all Americans. CAD is characterized by the buildup of cholesterol-laden deposits called plaque in the interior of blood vessels supplying blood to the heart. The heart requires a constant supply of oxygen-rich blood to function normally. As plaque in the coronary arteries increases in size, it can reduce blood flow to a region of the heart causing pain, known as angina. If the cholesterol deposits in the coronary arteries totally block the flow of blood, part of the heart muscle can infarct, or die. Severe instances of infarctions are more commonly known as a heart attack. While ECG, and clinical laboratory tests for damage to the heart muscle have been enormously helpful, there is still much ambiguity in distinguishing a new infarction from old heart damage in patients with known coronary artery disease. ECG changes may be due to pre-existing damage and enzymes may not be sensitive enough to make a definitive diagnosis. It is often difficult to distinguish cardiac causes of chest pain or shortness of breath from gastrointestinal or musculoskeletal problems.

Apomate imaging in patients with known heart attacks has shown positive images with definite areas of increased uptake of the imaging agent in the areas of the heart known to have had a blockage of blood flow. When a blockage occurs in a coronary blood vessel, a region of the heart normally supplied with blood by this vessel is injured and may die. Recent studies have shown that muscle cells in the heart can begin dying within 15 minutes of oxygen deprivation and may also be injured in the first few minutes after the return of blood flow in patients whose clots are dissolved by drugs or who undergo emergency angioplasty. Apomate's ability to localize in areas of apoptosis and necrosis suggest that this imaging procedure may be useful in demonstrating the total volume of irreversibly damaged heart muscle. The Apomate studies should allow a definitive diagnosis of the location and extent of the heart damage to be made.

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
Moreover, we believe that Apomate may distinguish previously damaged heart tissue from freshly injured tissue in patients with known cardiovascular disease. Current regional perfusion imaging agents such as Thallium Tl-201 and Cardiolite cannot always distinguish past heart tissue damage from fresh injury.

MARKET POTENTIAL. There are approximately five million hospital or emergency room admissions annually in the United States for the purpose of ruling out a heart attack. ECG and clinical laboratory studies are definitive in diagnosing approximately 1.5 million heart attack cases. We believe that Apomate imaging of these patients following intervention will provide valuable information as to the extent of damaged tissue. The remaining 3.5 million patients are not definitively diagnosed with a heart attack but, nevertheless, are often required to stay overnight in the hospital for observation. We believe that Apomate imaging could be useful in making a definitive diagnosis of or ruling out heart attack or ischemic heart damage due to temporary reduction of blood flow to the heart in these patients if nuclear imaging becomes a routine procedure in the emergency room. Consequently, we believe the use of Apomate may reduce hospital costs by permitting some patients to be discharged earlier.

CLINICAL TRIALS. A preliminary peer-reviewed publication demonstrating the localization of Technetium Tc-99m-labeled Annexin V in patients with heart attacks was published in the Lancet, a leading British medical journal. In this study, which used an experimental laboratory preparation similar to Apomate, six of seven patients with heart attacks had images demonstrating areas of heart uptake consistent with known heart tissue damage. Subsequently, these researchers using Apomate in seven additional patients with heart attacks have shown localization of Apomate in ECG-indicated areas of heart tissue damage in all cases. We expect Phase II trials for heart attack to be concluded at the end of the second quarter of calendar 2001; we expect Phase III trials to begin in the third quarter of 2001, end in the third quarter of 2002 and enroll 200 to 300 subjects.

Based on those positive results, we filed an IND application with the FDA to conduct multi-center clinical trials of Apomate imaging as an adjunct in the diagnosis of heart attack. These trials began in November 2000. We expect to study 50 to 100 patients with known heart attacks in Phase II trials which will compare Apomate imaging to standard enzyme and ECG tests as well as to Thallium Tl-201 imaging. We expect these trials, to be carried out at five to ten U.S. centers specializing in the management of heart disease.

HEART TRANSPLANT REJECTION

A serious concern following a heart transplant is rejection of the donor heart. The body's immune system is designed to protect the body from infection. Without medical intervention, the immune system recognizes the transplanted organ as a foreign body and attempts to destroy it through a process known as rejection. If no medication is given to a transplant recipient, the host white blood cells attack the donor heart, thereby causing apoptotic cell death in the transplanted organ. To prevent rejection of the new heart, patients receive medication that suppresses the body's immune system. Physicians must carefully administer the dose of immunosuppressive drugs, such as cyclosporin, to allow the immune system to fight infection and still protect the new heart from being rejected. Patients must take these immunosuppressant drugs for the rest of their lives.

Transplant patients are monitored for signs of rejection by repeated heart catheterization during which a small piece of heart tissue is biopsied and examined in the laboratory under a microscope for signs of rejection, a procedure known as histopathological examination. This biopsy procedure is invasive and can be painful, involving advancement of a catheter through a vein to the heart and the "snipping off" of a piece of tissue for microscopic examination. Based on the results of the biopsy, a physician may adjust the prescribed level of immunosuppressive drugs.

In initial human trials, Apomate has been found to concentrate in areas of cell death, thus providing an early warning of this disorder.

MARKET POTENTIAL. There are approximately 2,300 heart transplants performed annually in the United States. Each heart transplant recipient may undergo up to 15 biopsy procedures in the first year after the transplant in order to assess the adequacy of immunosuppression medication required to prevent rejection of the new heart. After the first year, biopsies are typically performed one to four times annually.


CLINICAL TRIALS. In patients experiencing heart rejection, the cells of the new heart are dying as a result of the apoptotic process. Preclinical results to date have demonstrated the ability of Apomate to bind to dying heart cells in rejecting heart transplant recipients. Nuclear medicine images obtained using standard instrumentation available in U.S. hospitals clearly demonstrated localization of Apomate in patients with biopsy-confirmed transplant rejection in Phase I clinical trials. This demonstrates the potential for non-invasive nuclear medicine imaging of early signs of rejection. Thus, Apomate is anticipated to provide equivalent information to a biopsy through a non-invasive imaging procedure. We have also been granted Orphan Drug status for this indication by the FDA. We believe that the ability to replace an invasive surgical procedure with a non-invasive imaging procedure at a lower cost represents a sizeable market opportunity.


In June 2000, we presented peer-reviewed data to the Society of Nuclear Medicine from our Phase I trial of Apomate in heart transplant rejection which was conducted in 27 patients who were undergoing routine surveillance heart biopsies, the standard diagnostic test for post-transplant patients. Based on these results, we initiated expanded Phase II clinical trials in August 2000.

As of September 30, 2000, 49 patients have received Apomate for the evaluation of heart transplant rejection. Seven patients showed rejection when biopsied and Apomate imaging was positive in six of those patients. The other 42 subjects did not show transplant rejection when biopsied. Importantly, the results of the Apomate study were negative in these patients, indicating that Apomate may be an effective non-invasive alternative to biopsy. We prepared an extensive summary of safety data related to this application which supports the safety of Apomate and submitted it to the FDA. The FDA has approved a "readministration" protocol allowing all previous subjects to continue to be imaged in future trials and all future study subjects to receive multiple doses of Apomate to follow the adequacy of their immunosuppressive medication on an ongoing basis.

Clinical trials are currently continuing in five of the leading U.S. heart transplant centers to optimize Apomate imaging and to correlate imaging results with biopsy findings. We expect Phase II trials for heart transplant rejection to be completed by the end of the second quarter of 2001; we expect Phase III trials to begin by the third quarter of 2001, to end by the end of the first quarter of 2002 and enroll about 200 subjects.

CANCER TREATMENT

Many cancer treatments including, radiotherapy, chemotherapy or immunotherapy, are intended to kill tumor cells. Apomate has been shown in early clinical trials to image IN VIVO tumors responding to treatment by binding to apoptosis-specific membrane markers that appear as soon as one to two hours after effective treatment.

Normally, it takes weeks or months of repeated dosing with cancer drugs until response to treatment is evaluated by observation of tumor size changes. This long evaluation period can be particularly troublesome because, for example, although approximately 25% to 40% of breast cancer patients with recurrent disease respond to the first-line treatment, the side effects of the drug are felt in 100% of the treated population. Consequently, an imaging agent with the ability to quickly measure patient response to cancer therapy should be in great demand. This would allow for rapid identification of ineffective treatments thereby avoiding negative side effects in circumstances where the patient receives no benefit.

We believe that Apomate, as a prognostic tool for cancer, provides several potential benefits to patients, physicians and pharmaceutical and biotechnology companies by:

 - enabling evaluation of individual patient responses to cancer drugs, as soon as a few hours after administration of an effective agent

 - reducing unnecessary treatment costs

 - saving critical time by avoiding ineffective treatments

 - improving clinical outcomes

 - more efficiently stratifying cancer patients in clinical trials into responders and nonresponders to therapeutic regimens

 - providing pharmaceutical and biotechnology companies with more timely information to enable them to shorten the time to develop new therapeutic agents

MARKET POTENTIAL. According to the National Cancer Institute, approximately
1.2 million individuals in the United States are diagnosed with cancer each year, of which approximately 400,000 will undergo chemotherapy. Many additional patients with recurrent disease enter chemotherapy programs each year. We believe that Apomate imaging will dramatically enhance the choice of particular therapies, since no diagnostic tool in use today gives clinicians such rapid, direct and detailed evidence as to whether a particular treatment is effective.

Another potential market for Apomate is in human clinical trials for new cancer drugs and cancer treatment regimens under development. Because the evaluation endpoint of tumor stabilization or shrinkage takes many weeks or months to evaluate, the patients are typically given their maximum tolerated dose for the period of time required to see physical evidence of tumor shrinkage. We believe that Apomate may shorten this period significantly, and thus reduce development time for new therapeutic agents.

CLINICAL TRIALS. As of September 30, 2000, we completed the Phase I clinical trials, in which we conducted 69 Apomate imaging studies in 35 cancer patients. Subjects with positive uptake of Apomate post-treatment showed clinically meaningful responses to treatment. In the subjects with lung cancer in this initial trial, those who did not show Apomate uptake post-treatment, suggesting no tumor cell death, showed no clinical response to treatment. Thus, Apomate appears to predict clinical response to treatment in non-small cell lung cancer when administered 24 hours after the first course of cancer treatment. Some of the breast cancer patients who did not show increased Apomate uptake 24 hours after their first chemotherapy dose did show a partial response to treatment.

In addition, studies in lymphoma patients have shown significant increases in Apomate shortly after treatment. We believe that Apomate uptake post-treatment may be useful as a prognostic sign of good treatment response. Conversely, lack of post-treatment Apomate uptake may indicate a poor prognosis and suggest the need for more aggressive intervention, such as bone marrow transplant in conjunction with high dose chemotherapy.

We expect Phase II trials for lymphoma to begin in the first quarter of 2001 and to continue through the third quarter of 2001. We expect Phase III trials for the use of Apomate to determine prognosis and response to treatment in lymphoma patients to begin in the fourth quarter of 2001, to end by the end of 2002 and enroll about 200 subjects.

OTHER PRODUCTS

By utilizing our expertise in the design, development and manufacturing of radioisotopic products, we have developed or jointly developed the following additional products.

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
PROSPERA

Intraocular melanoma, or a tumor occurring inside the eye, is a relatively rare malignancy which accounts for approximately 1,500 new cases each year in the United States. The two most common means of treating this condition are brachytherapy or enucleation, or the removal of the eye.

In April 2000, we introduced a line of high activity brachytherapy seeds under the trademark Prospera for use in the treatment of ocular melanoma and other solid tumor applications. Prospera is used with the ultimate goal of destroying the tumor while saving the eye. Prospera seeds are available in both Iodine-125 seeds and Palladium-103 seeds. We directly market Prospera to ophthalmologists and medical physicists. The number of cases presenting annually will limit Prospera sales for this application, but we view it as a natural extension of our brachytherapy business and as a service to the oncology community.

BRIGADE

Vascular restenosis is defined as the renarrowing of a treated coronary artery to less than 50% of its normal diameter. It often occurs within six months of a revascularization procedure such as coronary artery bypass graft surgery or percutaneous transluminal coronary angioplasty, or PTCA, as a result of the arterial trauma. In 1997, physicians performed approximately 447,000 PTCA procedures in the United States and approximately a total of 1,000,000 procedures were performed world-wide. Restenosis is the major limitation of PTCA, occurring in approximately 30% to 50% of the procedures. PTCA may be performed with or without deployment of a coronary stent which reduces restenosis rates to approximately 15% to 30%.

In January 2000, we announced a collaboration with EndoSonics Corporation to develop a beta radiation catheter for treatment of coronary restenosis. EndoSonics was subsequently acquired by JoMed N.V., a European developer and manufacturer of cardiology products, in September 2000. EndoSonics plans to use this catheter in connection with its "steerable" intravascular radiation therapy system called BRIGADE to aid in the treatment of cardiovascular disease by delivering radiation to the site of a treated blockage in a coronary artery to decrease the likelihood of restenosis. The beta radiation delivered to the coronary artery can reduce the proliferative cell growth that causes renarrowing of the vessel. Unlike other beta radiation catheters currently in clinical trials, BRIGADE incorporates directional radiation capability and ultrasound imaging which allows for visualization of the area and accurate distance measurement critical to dose delivery. This allows for delivery of a high dose to affected areas while minimizing dose to other areas of the vessel in a single device to allow for more accurate radiation therapy to the affected part of the diseased artery.

In April 2000, EndoSonics received its Investigation Device Exemption from the FDA to begin clinical trials of the device, which is being developed in conjunction with the Cleveland Clinic Foundation. EndoSonics is primarily responsible for funding this program, and we have not incurred any significant costs related to this project to date.

CALIBRATION AND REFERENCE SOURCE PRODUCTS

Radiation detection instruments monitor the radiation emitted from a given sample, such as soil, air or water, to identify and quantify the radioisotopes present in that sample. In order to determine a particular instrument's efficiency, an accurately measured and contained amount of a radioactive isotope is required to serve as a calibration reference standard. Each type of sample being monitored by an instrument typically requires a radiation source standard of identical form and geometry to the sample. We manufacture radiation sources and reference standards, which are used in a variety of areas for calibration, measurement, analysis and control. Our customers include leading medical equipment manufacturers, universities, hospitals and government agencies.

MENTOR RELATIONSHIP

We have an exclusive worldwide distribution agreement with Mentor to market and sell IoGold and PdGold brachytherapy seeds for the treatment of prostate cancer. We originally entered into a five-year agreement with Mentor, effective
January 1998, covering IoGold brachytherapy seeds. Subsequently, in February 1999, we amended the agreement to include provisions providing for Mentor's exclusive worldwide marketing and distribution rights with regard to PdGold seeds. The term of the agreement for both IoGold and PdGold seeds expires in 2003, subject to a one-time option held by Mentor to extend the exclusive agreement for an additional three years. Under the agreement Mentor is responsible for all sales and marketing activities, including the education and training of urologists, radiation oncologists, medical physicists and other personnel involved in the use of brachytherapy seeds. The agreement also provides us the right to terminate Mentor's exclusivity with respect to any product for which Mentor fails to achieve target market share requirements in certain designated geographic areas, subject to certain curing provisions whereby Mentor can maintain exclusivity. Mentor may terminate the agreement if we terminate Mentor's exclusive marketing and distribution rights, or if we commit a material breach and fail to cure. Furthermore, Mentor is entitled to stop marketing PdGold if its gross margin on the product falls below a certain threshold set forth in the contract. We do not believe that Mentor has cause to terminate the agreement, nor do we believe that Mentor's gross margin on the product is below the minimum expressed in the agreement.

Mentor did not meet its 1999 performance target with respect to sales of PdGold. We believe that it is unlikely that Mentor will meet its 2000 target. However, Mentor's shortfall has been decreasing over the life of the contract, and we believe that Mentor is making sufficient efforts to cure its performance deficiencies with respect to PdGold.

We do not consider Mentor to have breached the contract as a result of the contractual shortfall which presently exists. However, if at any time, we become dissatisfied with Mentor's efforts to remedy any contractual shortfall, or if the shortfall worsens or does not improve, we may elect to terminate Mentor's right of exclusivity subject to certain curing provisions set forth in our contract with Mentor. If Mentor's right of exclusivity is terminated, we may be unable to develop other distribution relationships or establish an internal sales and marketing force.

This alliance with Mentor has provided us with the ability to leverage Mentor's sales and marketing capability as an established leader in urology while allowing us to focus on our plans for diversification into other areas. Mentor currently distributes IoGold and PdGold through its approximately 35-person urology sales force which targets urologists, radiation oncologists and medical physicists for the brachytherapy line.

INTELLECTUAL PROPERTY

We believe that patents and other proprietary rights are vital to our business. It is our policy to seek appropriate patent protection both in the United States and abroad for our proprietary technology and to enter into license agreements with various companies to obtain patent rights from them to develop and potentially sell products which use the compounds and technologies protected by those patents.

We currently hold one U.S. patent relating to brachytherapy. In December 1999, we received a patent for a laser welded closure device which will expire in 2018. Additionally, we recently applied to extend our patent protection internationally with the European Patent Office. We also filed an application for patent protection in August 1997 on our radioactive brachytherapy source design. This application is still pending. No patent protection is afforded while the application is pending before the United States Patent Office, however, the application is maintained in secrecy so that trade secret status is maintained.

Our Theseus subsidiary has exclusively licensed Apomate technology for IN VIVO imaging of cell death from certain entities that have pending patents with respect to this technology.

The Apomate technology is licensed to Theseus under the following arrangements:


 - Theseus is a party to a license agreement with Stanford University dated April 1, 1998, and amended June 1, 1999, relating to the license of a patent application for techniques for imaging cell death IN VIVO. The agreement does not contain a predetermined termination date, but may be terminated by Theseus at any time upon 30 days written notice to Stanford. Stanford may terminate the Agreement if Theseus is in breach of the terms of the agreement, subject to a 30-day cure period following notice of the breach. Theseus has agreed to pay Stanford a royalty based upon the amount of licensed product sold. Additionally, Theseus has agreed to certain predetermined milestone payments over the life of the agreement which are not material in nature. Theseus' obligation to pay royalties continues until the latter of ten years, if no licensed patent issues, or for so long as Theseus by its activities would infringe a valid claim of an unexpired licensed patent of Stanford. In connection with this agreement Theseus previously granted capital stock to Stanford which converted into 1,008 shares of our common stock as a result of the Theseus merger.



 - Theseus entered into an agreement with the University of Washington on June 8, 1999, whereby Theseus has licensed technology relating to a patent application covering methods and composition for imaging cell death IN VIVO. The Agreement has no termination date, but may be terminated by Theseus upon 30 days written notice to Washington. Washington may terminate the agreement if Theseus is in breach of the terms of the agreement, subject to a 30-day cure period following notice of breach. Theseus has agreed to pay Washington a royalty based upon the amount of licensed product sold, and to make certain other milestone payments upon designated events over the life of the agreement which are not material in nature. Theseus' obligation to pay royalties continues until the latter of ten years, if no licensed patent issues, or for so long as Theseus by its activities would infringe a valid claim of an unexpired licensed patent of Washington. In connection with this agreement Theseus previously granted capital stock to Washington which converted into 2,121 shares of our common stock as a result of the Theseus merger.



 - Theseus is a party to a license agreement with NeoRx Corporation dated
   August 7, 1998, and amended August 7, 1999. The patent rights and technology covered by this agreement relate to the attachment of radioactive elements to Annexin and to chemical composition of Annexin imaging agents. This agreement runs until the last to occur of the expiration of any patents covered by the agreement or ten years after the first commercial sale to a third party of the licensed product following regulatory approval. Theseus has agreed to pay NeoRx certain royalties based upon the amount of licensed product sold, and such obligation continues in effect until the agreement terminates. The termination provisions of this agreement provide that if a default remains uncured for a period of 90 days (or 15 days in the case of a default relating to the payment of money), then the non-defaulting party has the right to terminate the agreement by written notice to the other party. Theseus previously made a $500,000 payment to NeoRx and has an additional obligation to pay NeoRx $2.5 million in August of 2001. Theseus is also obligated to make up to $4.0 million of additional milestone payments upon the occurrence of certain events. In connection with this agreement Theseus previously granted capital stock to NeoRx which converted into 17,500 shares of our common stock as a result of the Theseus merger.


In addition, we have in-licensed additional technology governing composition of matter and use of Apomate.

In July 1997, we were granted a patent on a radioisotope-based device for site localization during biopsy procedures, which expires in 2014.

We also rely upon unpatented trade secrets and improvements, unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Our policy is to enter into confidentiality agreements with our employees, consultants and vendors, and we generally control access to our proprietary information.

COMPETITION


Our brachytherapy business is subject to intense competition. Our primary competitors in the brachytherapy seed business include Nycomed Amersham PLC, which manufactures and sells Iodine-125 brachytherapy seeds, and Theragenics Corporation, which manufacturers and sells Palladium-103 brachytherapy seeds directly and through marketing relationships with Prostate Services of America, Inc., Nycomed Amersham PLC, Imagyn Medical Technologies and Indigo Medical, Inc, a subsidiary of Johnson & Johnson. Several additional companies have begun to sell seeds and a number of others have announced their intention to market brachytherapy products.


For the indications currently being evaluated in clinical trials for Apomate, established methods of patient evaluation exist and must be considered "gold standards" of treatment. To our knowledge, no radiopharmaceutical product comparable to Apomate currently exists, nor, to our knowledge, is any substantially similar product currently in development. The competition which Apomate could potentially encounter will be physician acceptance and adoption of a new diagnostic and management tool designed to replace well-established procedures. It is also possible that Positron Emission Tomography, or PET, techniques could be used to study patient response to anti-tumor treatment or heart tissue damage. Radiopharmaceuticals, such as Thallium Tl-201 and DuPont Corporation's Cardiolite, are used to show abnormalities of blood flow to heart tissue. However, such agents do not directly image damage to heart tissue.

The competition in the intravascular brachytherapy market is intense. Novoste Corporation, Guidant Corporation and Cordis, a division of Johnson & Johnson, are leaders in the field and we believe that at least one of our competitors will have a commercialized product to market well ahead of us. We also believe that other companies such as Boston Scientific, Radiance Medical Systems and U.S. Surgical are developing similar products. The delivery methods and the type of radiation vary among the different companies.

The radiation reference source business is also subject to intense competition. Our competitors in this industry include AEA Technology PLC and Eckert & Ziegler AG. We believe that these companies have a dominant position in the market for radiation reference source products.

We believe that we compete favorably in our targeted markets with these and our other competitors on the basis of price, diversity of product line, customer service, quality and delivery time.

Many of the companies named above against whom we compete are substantially larger than us and have greater technical, sales, marketing and financial resources. Developments by any of these or other companies or advances by medical researchers at universities, government research facilities or private research laboratories could render our products obsolete. Therefore, additional companies with substantially greater financial resources than we have, as well as more extensive experience in research and development, the regulatory approval process and manufacturing and marketing, may develop seeding treatments and products that are similar to our brachytherapy products.

GOVERNMENT REGULATION

Our research and development activities and the manufacturing and marketing of our radioisotope products are subject to the laws, regulations, guidelines and regulatory clearances and approvals of governmental authorities in the United States and other countries in which our products will be marketed. Specifically, in the United States, the FDA regulates, among other things, new product clearances and approvals to establish the safety and efficacy of these products. Governments in other countries have similar requirements for testing and marketing. In the United States, in addition to FDA regulations, we are also subject to other federal laws, including, the Occupational Safety and Health Act and the Environmental Protection Act, and we are also subject to certain state laws.

U.S. REGULATORY PROCESS

Approval of new medical devices and biological products is a lengthy procedure leading from development of a new product through preclinical and clinical testing. This process takes a number of years and the expenditure of significant resources. There is a shorter FDA review and clearance process, the premarket notification process, or the 510(k) process, whereby a company can market certain medical devices that can be shown to be substantially equivalent to other legally marketed devices. We have been able to market some of our products through the 510(k) process.

Regardless of how our product candidates are regulated, the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations govern or influence the research, testing, manufacture, safety, labeling, storage, record keeping, approval, distribution, use, reporting, advertising and promotion of such products. Noncompliance with applicable requirements can result in civil penalties, recall, injunction or seizure of products, refusal of the government to approve or clear product approval applications, disqualification from sponsoring, or conducting clinical investigations, prevent us from entering into government supply contracts, withdrawal of previously approved applications and criminal prosecution.

In October 1997, we received 510(k) clearance from the FDA to market IoGold. In July 1998, we received 510(k) clearance from the FDA to market PdGold.


Clinical trials of Apomate are ongoing in the United States under three IND exemptions. Apomate is in Phase II clinical trials as a possible diagnostic adjunctive tool for imaging heart tissue damage, specifically to identify the location and extent of heart attack damage, as well as an adjunct in the diagnosis of a heart attack and in imaging heart transplant rejection. Apomate is in Phase I clinical trials for imaging response to chemotherapy, specifically in lymphoma, breast cancer with metastases, and in non-small cell lung cancer. We intend to file a biologic license application, or BLA, and have been granted Orphan Drug status for Apomate for imaging heart transplant rejection.


We are collaborating with EndoSonics to develop a beta radiation catheter which EndoSonics plans to use in connection with its intravascular radiation therapy system called the BRIGADE. In April 2000, EndoSonics was allowed to proceed with a Phase I clinical trial of the device under an Investigational Device Exemption. We believe that the product will be regulated as a Class III medical device and will require submission of a premarket approval application.

We are required to be registered as a medical device manufacturer with the FDA. As such, we will be inspected on a routine basis by the FDA for compliance with the FDA's quality system regulations and current Good Manufacturing Practice regulations, among other things. These regulations require that we and any of our contract manufacturers design, manufacture and service products and maintain documents in a prescribed manner with respect to manufacturing, testing, distribution, storage, design control and service activities. Modifications or enhancements that could significantly affect the safety or effectiveness of a device or that constitute a major change to the intended use of the device require a new 510(k) notice for any product modification. We may be prohibited from marketing the modified product until the 510(k) notice is cleared by the FDA.

The Medical Device Reporting regulation requires that we provide information to the FDA on deaths or serious injuries alleged to be associated with the use of its devices, as well as product malfunctions that are likely to cause or contribute to death or serious injury if the malfunction were to recur. Labeling and promotional activities are regulated by the FDA and, in some circumstances, by the Federal Trade Commission.

For certain of our products under development which may be regulated as biologics, the FDA requires:

 - preclinical laboratory and animal testing

 - submission to the FDA of an IND application which must be effective prior to the initiation of human clinical studies

 - adequate and well-controlled clinical trials to establish the safety and efficacy of the product for its intended use

 - submission to the FDA of a BLA

 - review and approval of the BLA as well as inspections of the manufacturing facility by the FDA prior to commercial marketing of the product

The FDA's IND and post-approval report regulations require that we provide information to the FDA on deaths or serious injuries alleged to be associated with the use of our products, as well as increases in the frequency or severity of the occurrence of adverse effects. Labeling and promotional activities are regulated by the FDA and, in some circumstances, by the Federal Trade Commission.

FOREIGN REGULATORY PROCESS

In order to sell our products within the European community, we must comply with the European Commission's medical device directive. We anticipate receiving a CE mark on our brachytherapy products for prostate cancer by the end of this year. The CE mark is recognized worldwide as an essential European regulatory approval and will enable us to expand our sales and distribution of the products throughout Europe. We have filed an IND exemption in Canada for Apomate. It is being investigated as an imaging agent for early response to cancer chemotherapy. We have also filed a CTX application with the Medicines Control Agency in the United Kingdom for this product. It is being investigated as an imaging agent for early response to cancer chemotherapy and determination of heart attack damage.

OTHER REGULATION

In addition to FDA regulation, certain of our activities are regulated by, and require approvals from, other federal and state agencies. For example, we operate under a license issued by the California Department of Health which is renewable every eight years. We received a renewal of our license for our North Hollywood facility in 1988 and were issued a license for our Chatsworth facility in March 1999. We are also subject to a routine inspection by the California Department of Health Services, for compliance with good manufacturing practice requirements and other applicable regulations. Violation or alleged violation of these regulations may result in government action ranging from warning letters to criminal prosecution. Companies who violate these regulations are also subject to large civil penalties. Moreover, our use, management and disposal of certain radioactive substances and wastes are subject to regulation by several federal and state agencies depending on the nature of the substance or waste material. We believe that we are in compliance with all federal and state regulations for this purpose.

MANUFACTURING

We manufacture all of our brachytherapy products at our North Hollywood, California and Chatsworth, California facilities. We manufacture our calibration and reference source products in our North Hollywood, California facility. The equipment used to manufacture our products is purchased from a variety of suppliers. Additionally, we have developed an in-house capability to both build and repair certain equipment used in the manufacturing of our products. We consider our manufacturing equipment to be in good condition.

The principal component in our products are radioisotopes. Additionally we use a variety of materials for encapsulation or containment of the radioisotopes. Radioactive materials are available from a limited number of government and private suppliers. Encapsulation and containment materials are available from commercial suppliers in the United States and internationally.

The components of the Apomate kit are manufactured by third parties under contract with Theseus. We believe current manufacturing arrangements will provide sufficient kits to allow completion of clinical trials and to satisfy demand for first year commercial distribution of the product. We conduct audits of our third party manufacturers to ensure they comply with the FDA's current Good Manufacturing Practice regulations.

EMPLOYEES


As of December 8, 2000, we had a total of 52 full-time employees. None of our employees are represented by a labor union. We have not experienced any work stoppages and believe that our employee relations are good.


PROPERTIES

We are headquartered in the Los Angeles, California metropolitan area where we occupy two properties totaling approximately 40,000 square feet. These facilities are used for office, manufacturing, engineering, warehouse and research and development. We believe our manufacturing and distribution facilities are adequate, suitable and of sufficient capacity to support our current operations. The lease on our North Hollywood facility expires in December, 2001. The lease on our Chatsworth facility expires in November 2003, but we have a five-year renewal option. In addition, we have a six-month lease on a facility in Los Alamos, New Mexico, expiring in May, 2001.

                                   MANAGEMENT

The following table sets forth certain information regarding our directors, executive officers and key employees:


NAME                                          AGE                         POSITION
----                                        --------                      --------
L. Michael Cutrer.........................             Chief Executive Officer, President and
                                               44      Director
Alan I. Edrick............................     33      Chief Financial Officer
Dr. Allan M. Green........................     56      President of Theseus and Director
Irwin J. Gruverman........................     67      Chairman of the Board of Directors
Larry Berkin(1)(2)........................     64      Director
Michael C. Lee(1)(2)......................     50      Director


---------------------------
(1) Denotes member of our audit committee.
(2) Denotes member of our compensation committee.

L. MICHAEL CUTRER has been our President and Chief Executive Officer and a Director since November 27, 1989. From 1982 to 1989, Mr. Cutrer was a Manager of Isotope Products Laboratory, Inc., a radioisotope manufacturing company, where he was responsible for industrial product manufacturing, research and development.

ALAN I. EDRICK joined us in May 1998 as Chief Financial Officer. From 1989 to 1998, Mr. Edrick worked at Price Waterhouse LLP, most recently holding the position of Senior Manager, Capital Markets.

DR. ALLAN M. GREEN has been one of our directors since May 1996 and President of Theseus since 1997. From 1990 to the present, Dr. Green has been Vice President, Pharmaceutical/Biomedical Products for ML Strategies, Inc. ML Strategies, Inc. is the consulting affiliate of the law firm of Mintz Levin Cohn Ferris Glovsky and Popeo PC, to which Dr. Green is of counsel. Dr. Green served as President of the Biotechnology Data Group in Cambridge, Massachusetts from 1986 to 1990 and as a consultant to many major pharmaceutical companies and investors in the pharmaceutical industry. Dr. Green served as Medical Director of New England Nuclear, a radioactive materials business, from 1975 to 1981. Dr. Green is the author of many scientific papers in biochemistry and drug development.
Dr. Green is Chairman of ATP Inc., a consulting partnership including ML Strategies, Inc., and Medacorp, Inc., an affiliate of Leerink Swann and Company. Dr. Green is a director of Neurochem, Inc., Select Therapeutics, Inc. and Argil Management, Inc.

IRWIN J. GRUVERMAN has been our Chairman of the Board and a Director since December 31, 1989. Since 1990, Mr. Gruverman has been General Partner in G&G Diagnostics Limited Partnership II, a venture capital limited partnership.
Mr. Gruverman founded and has been the Chief Executive Officer and a director of MFIC Corporation, a company that manufactures process devices for pharmaceutical and other manufacturing uses, since 1982. Mr. Gruverman served as Executive Vice President of New England Nuclear, a radioactive materials business, during the later years of his tenure from 1961 to 1981. Mr. Gruverman also serves as a director of InVitro International, Inc. and Fiberchem International, Inc.

LARRY BERKIN has been one of our directors since May 1996 and has been a certified public accountant with Berkin Accountancy Corp., a company he founded, since 1968. His practice focuses primarily on management and taxation, including providing advice on operations, finances, investments, negotiations, real estate and taxes.

MICHAEL C. LEE has been one of our directors since May 1996 and has been the President and Chief Executive Officer of Progressive Technology Partners, a private investment firm, since 1999. Prior thereto, Mr. Lee was the President and Chief Executive Officer of East Coast Food Products, Inc., a food distribution company, since 1976.

                       PRINCIPAL AND SELLING STOCKHOLDERS


The following table sets forth information with respect to the beneficial ownership of our common stock as of December 8, 2000 for:


 - each person or group of affiliated persons we know to be the beneficial owner of more than 5% of our common stock

 - each of our directors

 - each of our named executive officers

 - all of our current directors and executive officers as a group


The number of shares shown includes the shares of common stock which the person will have the right to acquire within 60 days of December 8, 2000. In calculating the percentage ownership, all shares which the identified person will have the right to acquire within 60 days of December 8, 2000 upon the exercise of vested stock options are deemed to be outstanding for the purpose of computing the percentage of shares owned by such person, but are not deemed to be outstanding for the purpose of computing the percentage of shares owned by any other person.


                                                                                          SHARES BENEFICIALLY
                                        SHARES BENEFICIALLY OWNED                           OWNED AFTER THE
                                           BEFORE THE OFFERING        NUMBER OF SHARES          OFFERING
                                       ----------------------------   TO BE SOLD IN THE   --------------------
NAME AND ADDRESS(1)                    NUMBER OF SHARES    PERCENT        OFFERING         SHARES     PERCENT
-------------------                    ----------------   ---------   -----------------   ---------   --------
L. Michael Cutrer....................        578,000(2)      7.6%           60,000          518,000      5.2%
Alan I. Edrick.......................        101,084(3)      1.4            30,000           71,084      0.7
Dr. Allan M. Green...................        231,583(4)      3.1            30,000          201,583      2.1
Irwin J. Gruverman...................        525,321(5)      7.1            50,000          475,321      4.9
Larry Berkin.........................        339,200(6)      4.6                --          339,200      3.5
Michael C. Lee.......................        205,950(7)      2.8            10,000          195,950      2.0
All directors and executive officers
  as a group (6 persons).............      1,981,138        25.3           180,000        1,801,138     17.7

---------------------------
(1) This table is based upon information supplied by our officers, directors, and principal stockholders and by Schedules 13D and 13G filed with the SEC. Except where indicated, the address of each five percent stockholder is c/o the company, 20200 Sunburst Street, Chatsworth, CA 91311. Applicable percentages are based on 7,328,702 shares of company common stock outstanding, adjusted as required.
(2) Includes 293,000 shares subject to outstanding options which are deemed exercisable. Excludes 53,583 shares owned by the reporting person's spouse, as to which the reporting person disclaims beneficial ownership.
(3) Consists of 101,084 shares subject to outstanding options which are deemed exercisable.
(4) Includes 32,500 shares subject to outstanding options which are deemed exercisable.
(5) Includes 36,000 shares held by G&G Diagnostics Limited Partnership, a Delaware limited partnership, of which the reporting person is the sole general partner and 40,000 shares subject to outstanding options which are deemed exercisable. Excludes 20,000 shares owned by the reporting person's spouse, as to which the reporting person disclaims beneficial ownership.
(6) Includes 262,200 shares in investment funds to which the reporting person is trustee. Includes 24,000 shares held by the reporting person for his minor sons. Also includes 7,500 shares subject to outstanding options which are deemed exercisable. Excludes 1,700 shares owned by reporting person's spouse, as to which the reporting person disclaims beneficial ownership.
(7) Includes 40,000 shares subject to outstanding options which are deemed exercisable.

                           RELATED PARTY TRANSACTIONS

THESEUS ACQUISITION

On October 13, 2000, we acquired Theseus through a merger. Theseus is now our wholly-owned subsidiary. Theseus' shareholders and option holders received a total of 345,665 shares of, or options to purchase for nominal consideration, our common stock in exchange for 100% of Theseus' outstanding common stock and options.

Dr. Allan M. Green, one of our directors, was the chairman of the Board of Directors, president and a significant stockholder of Theseus. Irwin J. Gruverman, our chairman of the board, was a director and significant stockholder of Theseus. Dr. Green and Mr. Gruverman took no part in the deliberations of our Board of Directors with respect to the proposed Theseus transaction, which actions were approved by a unanimous vote of the disinterested members of our board. Dr. Green previously held approximately 38% of the outstanding common stock of Theseus, and received 132,583 shares of our common stock pursuant to the terms of the merger. Mr. Gruverman previously held approximately 14% of the outstanding common stock of Theseus, and received 49,721 shares of our common stock pursuant to the terms of the merger.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue 40,000,000 shares of common stock, $.01 par value per share, and 2,000,000 shares of preferred stock, $.01 par value per share.

COMMON STOCK


As of December 8, 2000, there were 7,328,702 shares of common stock outstanding that were held by approximately 76 stockholders of record. Holders of common stock are entitled to one vote per share for the election of directors and all other matters submitted to a vote of our stockholders. Subject to the rights of any holders of preferred stock which may be issued in the future, the holders of common stock are entitled to share ratably in such dividends as may be declared by our Board of Directors out of funds legally available therefor. In the event of our dissolution, liquidation or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of all liabilities and liquidation preferences of any preferred stock. Holders of common stock have no preemptive, subscription, redemption, conversion rights or similar rights. Our Certificate of Incorporation does not provide for cumulative voting rights with respect to the election of directors. All outstanding common stock is, and the common stock to be issued in connection with this offering will be, fully paid and nonassessable.


PREFERRED STOCK

Our Board of Directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our Board of Directors determines the specific rights of the holders of this preferred stock. However, the effects might include, among other things:

 - restricting dividends on the common stock

 - diluting the voting power of the common stock

 - impairing the liquidation rights of the common stock

 - delaying or preventing a change in control of the company without further action by the stockholders

No shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

CERTAIN ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, known as the Anti-Takeover Law, regulating corporate takeovers. The Anti-Takeover Law prevents certain Delaware corporations from engaging, under certain circumstances, in a "business combination" (which includes a merger or sale of more than 10% of the corporation's assets) with any "interested stockholder" (a stockholder who acquired 15% or more of the corporation's outstanding voting stock without the prior approval of the corporation's Board of Directors) for three years following the date that such stockholder became an "interested stockholder." A corporation may "opt out" of the Anti-Takeover Law, which we have not done.

STOCKHOLDERS RIGHTS PLAN

In October 1998, we adopted a rights plan for the purpose of protecting the holders of our common stock in the event of an attempted takeover by a third party that has not been approved by our Board of Directors. On October 22, 1998, we declared a dividend distribution of one right for each outstanding share of common stock outstanding on October 22, 1998. All shares of common stock issued since this date have also had a right issued for them. In the case of certain triggering events, each right entitles the holder of common stock to purchase, upon exercise of the right, a number of shares of common stock having a market value of two times the exercise price of the rights.

Generally, the rights are not exercisable until such time as a person or group has announced it has acquired or obtained the right to acquire fifteen percent or more of our common stock, commenced a tender or exchange offer to purchase fifteen percent or more of our common stock or upon certain other events. The rights plan may be amended by us without the approval of the holders of common stock. Prior to becoming exercisable, we may redeem the rights at any time for nominal consideration. The rights expire on October 22, 2008. One right will be issued for each share of common stock issued in connection with this offering.

TRANSFER AGENT

The Transfer Agent for our common stock is U.S. Stock Transfer Corporation. Their address is 1745 Gardena Avenue, Suite 200, Glendale, California 91204. Their phone number is (818) 502-1404.

                                  UNDERWRITING

We and the selling stockholders have agreed to enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., UBS Warburg LLC and Leerink Swann & Company are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
CIBC World Markets Corp.....................................
UBS Warburg LLC.............................................
Leerink Swann & Company.....................................

                                                                 ---------
        Total...............................................     2,500,000
                                                                 =========

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The underwriters do not intend to use any means of distributing or delivering prospectuses other than by hand or the mails and do not intend to use any form of prospectus other than printed prospectuses.

The shares should be ready for delivery on or about          , 2000 against
payment in immediately available funds. The representatives have advised us and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the
shares to other securities dealers at such price less a concession of $      per
share. The underwriters may also allow, and such dealers may reallow, a concession not in excess of $ per share to other dealers. After the shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 375,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $
million, and the total proceeds to us will be $      million. The underwriters
have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount we and the selling stockholders will pay to the underwriters:

                                                             TOTAL WITHOUT           TOTAL WITH FULL
                                                              EXERCISE OF              EXERCISE OF
                                         PER SHARE       OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                     -----------------   ----------------------   ----------------------
NASI...............................    $                      $                        $
Selling Stockholders...............    $                      $                        $
        Total......................

We will pay all of our and the selling stockholders' expenses associated with the offering, excluding the underwriting discount, which expenses we estimate to
be approximately $      .

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our officers and directors, the selling stockholders and some other stockholders have agreed to a 90-day "lock up" with respect to shares of common stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that for a period of 90 days following the date of this prospectus, we and such persons may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

 - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

 - Over-allotments and syndicate covering transactions--The underwriters may sell more shares of our common stock in connection with this offering than the number of shares than they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

 - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

 - Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters makes any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If such transactions are commenced, they may be discontinued without notice at any time

                                 LEGAL MATTERS

The legality of the securities offered hereby will be passed upon for us by D'Ancona & Pflaum LLC. Mr. Allan J. Reich, a Managing Member of D'Ancona & Pflaum LLC, beneficially owns 58,250 shares of our common stock. Other members of D'Ancona & Pflaum LLC beneficially own additional shares of our common stock, which ownership is not material. Certain legal matters will be passed upon for the underwriters by McDermott, Will & Emery.

                                    EXPERTS

The consolidated financial statements as of October 31, 1999 and 1998 and for each of the three years in the period ended October 31, 1999, included in this prospectus or incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended October 31, 1999 and the audited historical financial statements of Theseus Imaging Corporation included on page F-1 of North American Scientific, Inc.'s Form 8-K dated October 19, 2000 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

Information regarding us, including historical financial statements and detailed descriptions of our business, is included in documents other than this prospectus. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy reports, statements or other information about us at prescribed rates on file at the Securities and Exchange Commission's Public Reference Room at
450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. You may also find our Securities and Exchange Commission filings through commercial document retrieval services and the web site maintained by the Securities and Exchange Commission at HTTP://WWW.SEC.GOV.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Whenever a reference is made in this prospectus to any contract or other document of NASI the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed in the above paragraph.

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a),

13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

 - Annual Report on Form 10-K for the fiscal year ended October 31, 1999

 - Quarterly Report on Form 10-Q for the quarter ended January 31, 2000

 - Quarterly Report on Form 10-Q for the quarter ended April 30, 2000

 - Quarterly Report on Form 10-Q for the quarter ended July 31, 2000

 - Current Report on Form 8-K dated October 19, 2000, as amended on a Current Report on Form 8-K/A dated November 22, 2000

 - The description of our common stock as contained in our Form 10-SB filed August 22, 1995, File No. 0-26670, including any amendment or report filed for the purposes of updating such description

A copy of these filings will be provided to you at no cost if you request them by writing or telephoning us at the following address:

                              Investor Relations
                              North American Scientific, Inc.
                              20200 Sunburst Street
                              Chatsworth, California, 91311
                              Tel: 818-734-8600
                              Fax: 818-734-5200

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of the prospectus.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Income...........................     F-4

Consolidated Statement of Changes in Stockholders' Equity...     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
North American Scientific, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of North American Scientific, Inc. and its subsidiary at October 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/S/ PRICEWATERHOUSECOOPERS LLP

COSTA MESA, CALIFORNIA
DECEMBER 21, 1999

                        NORTH AMERICAN SCIENTIFIC, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                              OCTOBER 31,
                                                       -------------------------    JULY 31,
                                                          1998          1999          2000
                                                       -----------   -----------   -----------
                                                                                   (Unaudited)
ASSETS
Current assets
  Cash and cash equivalents..........................  $ 2,119,000   $ 1,443,000   $ 3,353,000
  Marketable securities..............................    9,101,000     8,219,000     8,142,000
  Accounts receivable, net...........................    1,323,000     1,983,000     1,212,000
  Inventories........................................      731,000       552,000       827,000
  Prepaid expenses and other current assets..........      196,000       365,000       959,000
                                                       -----------   -----------   -----------
        Total current assets.........................   13,470,000    12,562,000    14,493,000
                                                       -----------   -----------   -----------
  Notes receivable...................................    1,163,000     4,162,000     6,189,000
  Equipment and leasehold improvements, net..........    1,587,000     3,743,000     3,600,000
  Construction in progress...........................    2,289,000     2,826,000     3,687,000
  Deposits and other assets..........................      394,000       545,000       568,000
                                                       -----------   -----------   -----------
        Total assets.................................  $18,903,000   $23,838,000   $28,537,000
                                                       ===========   ===========   ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Accounts payable...................................  $   338,000   $   568,000   $   899,000
  Accrued expenses...................................      202,000       627,000       562,000
  Income taxes payable...............................      315,000       163,000            --
                                                       -----------   -----------   -----------
        Total current liabilities....................      855,000     1,358,000     1,461,000
Deferred income taxes................................       61,000       114,000       114,000
                                                       -----------   -----------   -----------
        Total liabilities............................      916,000     1,472,000     1,575,000
                                                       -----------   -----------   -----------
Stockholders' equity
Preferred stock, $.01 par value, 2,000,000 shares
  Authorized; no shares issued.......................           --            --            --
Common stock, $.01 par value, 40,000,000 shares
  authorized; 6,787,975, 6,828,887 and 6,920,477
  shares issued and outstanding as of October 31,
  1998, 1999 and July 31, 2000 (unaudited)
  respectively.......................................       68,000        68,000        69,000
Additional paid-in capital...........................   17,162,000    18,172,000    18,655,000
Retained earnings....................................      757,000     4,126,000     8,238,000
                                                       -----------   -----------   -----------
        Total stockholders' equity...................   17,987,000    22,366,000    26,962,000
                                                       -----------   -----------   -----------
        Total liabilities and stockholders' equity...  $18,903,000   $23,838,000   $28,537,000
                                                       ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                        NORTH AMERICAN SCIENTIFIC, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                                                                NINE MONTHS ENDED
                                            YEAR ENDED OCTOBER 31,                   JULY 31,
                                     -------------------------------------   ------------------------
                                        1997         1998         1999          1999         2000
                                     ----------   ----------   -----------   ----------   -----------
                                                                                   (Unaudited)
Net sales.........................   $3,381,000   $5,839,000   $12,767,000   $8,878,000   $12,891,000
Cost of goods sold................    1,844,000    2,680,000     4,594,000    3,261,000     4,296,000
                                     ----------   ----------   -----------   ----------   -----------
    Gross profit..................    1,537,000    3,159,000     8,173,000    5,617,000     8,595,000
Research and development..........       72,000      196,000       287,000      240,000       264,000
Selling, general and
  administrative..................    1,094,000    1,859,000     3,060,000    2,236,000     2,583,000
                                     ----------   ----------   -----------   ----------   -----------
    Total operating expenses......    1,166,000    2,055,000     3,347,000    2,476,000     2,847,000
                                     ----------   ----------   -----------   ----------   -----------
Income from operations............      371,000    1,104,000     4,826,000    3,141,000     5,748,000
Interest and other income.........       50,000      635,000       611,000      429,000       833,000
                                     ----------   ----------   -----------   ----------   -----------
Income before provision for income
  taxes...........................      421,000    1,739,000     5,437,000    3,570,000     6,581,000
Provision for income taxes........      145,000      640,000     2,068,000    1,362,000     2,469,000
                                     ----------   ----------   -----------   ----------   -----------
Net income........................   $  276,000   $1,099,000   $ 3,369,000   $2,208,000   $ 4,112,000
                                     ----------   ----------   -----------   ----------   -----------
Earnings per share:
  Basic...........................   $      .06   $      .17   $       .49   $      .32   $       .60
                                     ==========   ==========   ===========   ==========   ===========
  Diluted.........................   $      .05   $      .16   $       .47   $      .31   $       .55
                                     ==========   ==========   ===========   ==========   ===========
Weighted average number of shares
  outstanding:
  Basic...........................    4,591,614    6,435,588     6,800,129    6,795,660     6,872,402
                                     ==========   ==========   ===========   ==========   ===========
  Diluted.........................    5,372,398    7,023,650     7,203,264    7,183,188     7,467,303
                                     ==========   ==========   ===========   ==========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                        NORTH AMERICAN SCIENTIFIC, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                            COMMON STOCK       ADDITIONAL     RETAINED                   TOTAL
                                        --------------------     PAID-IN      EARNINGS               STOCKHOLDERS'
                                         SHARES      AMOUNT      CAPITAL     (DEFICIT)     OTHER        EQUITY
                                        ---------   --------   -----------   ----------   --------   -------------
Balance at October 31, 1996...........  4,474,801   $29,000    $ 2,105,000   ($ 597,000)  ($9,000)    $ 1,528,000
Issuance of common stock..............    375,000     3,000        968,000           --        --         971,000
Issuance of warrants..................         --        --        135,000           --        --         135,000
Common stock issued upon exercise of
  stock options.......................    176,250     1,000        145,000           --        --         146,000
Common stock issued upon exercise of
  warrants............................    150,000     1,000        162,000           --        --         163,000
Net income............................         --        --             --      276,000        --         276,000
Foreign currency translation
  adjustment..........................         --        --             --           --     9,000           9,000
                                        ---------   -------    -----------   ----------   -------     -----------
Balance at October 31, 1997...........  5,176,051    34,000      3,515,000     (321,000)       --       3,228,000
Issuance of common stock under private
  placement...........................  1,200,000     8,000     13,186,000           --        --      13,194,000
Common stock issued upon exercise of
  stock options.......................    336,924     4,000        265,000           --        --         269,000
Common stock issued upon exercise of
  warrants............................     75,000     1,000         80,000           --        --          81,000
Effect of common stock dividend.......         --    21,000             --      (21,000)       --              --
Tax benefit related to exercise of
  stock options.......................         --        --        116,000           --        --         116,000
Net income............................         --        --             --    1,099,000        --       1,099,000
                                        ---------   -------    -----------   ----------   -------     -----------
Balance at October 31, 1998...........  6,787,975    68,000     17,162,000      757,000        --      17,987,000
Common stock issued upon exercise of
  stock options.......................     40,912        --         62,000           --        --          62,000
Tax benefit related to exercise of
  stock options.......................         --        --        948,000           --        --         948,000
Net income............................         --        --             --    3,369,000        --       3,369,000
                                        ---------   -------    -----------   ----------   -------     -----------
Balance at October 31, 1999...........  6,828,887    68,000     18,172,000    4,126,000        --      22,366,000
Common stock issued upon exercise of
  stock options.......................     91,590     1,000        483,000           --        --         484,000
Net income............................         --        --             --    4,112,000        --       4,112,000
                                        ---------   -------    -----------   ----------   -------     -----------
Balance at July 31, 2000
  (Unaudited).........................  6,920,477   $69,000    $18,655,000   $8,238,000   $    --     $26,962,000
                                        =========   =======    ===========   ==========   =======     ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                        NORTH AMERICAN SCIENTIFIC, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                          NINE MONTHS ENDED
                                                     YEAR ENDED OCTOBER 31,                   JULY 31,
                                             --------------------------------------   -------------------------
                                                1997         1998          1999          1999          2000
                                             ----------   -----------   -----------   -----------   -----------
                                                                                             (Unaudited)
Cash flows from operating activities:
  Net income..............................   $  276,000   $ 1,099,000   $ 3,369,000   $ 2,208,000   $ 4,112,000
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Depreciation and amortization.........       53,000       227,000       375,000       262,000       543,000
    Deferred income taxes.................           --        61,000        53,000            --            --
    Tax benefit of stock option
      exercises...........................           --       116,000       948,000            --            --
    Other.................................       27,000        10,000            --            --      (119,000)
    Changes in assets and liabilities:
      Accounts receivable.................      253,000      (903,000)     (660,000)     (605,000)      771,000
      Inventories.........................     (234,000)     (353,000)      179,000        89,000      (275,000)
      Income taxes receivable.............     (106,000)      106,000            --            --            --
      Prepaid expenses and other assets...     (118,000)     (362,000)     (351,000)     (260,000)     (681,000)
      Accounts payable....................      187,000       (26,000)      230,000       443,000       331,000
      Accrued expenses....................      (58,000)      121,000       425,000       114,000       (65,000)
      Income taxes payable................     (155,000)      315,000      (152,000)      542,000      (163,000)
                                             ----------   -----------   -----------   -----------   -----------
        Net cash provided by operating
          activities......................      125,000       411,000     4,416,000     2,793,000     4,454,000
                                             ----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Construction in progress................           --    (2,289,000)     (537,000)     (465,000)     (861,000)
  Net sales/(purchases) of marketable
    securities............................       (1,000)   (9,074,000)      882,000     1,701,000        77,000
  Notes receivable........................     (500,000)     (663,000)   (2,999,000)   (2,135,000)   (2,027,000)
  Proceeds from sales of other assets.....           --            --            --            --       169,000
  Capital expenditures....................     (180,000)   (1,406,000)   (2,500,000)   (2,437,000)     (386,000)
                                             ----------   -----------   -----------   -----------   -----------
    Net cash provided by investing
      activities..........................     (681,000)  (13,432,000)   (5,154,000)   (3,336,000)   (3,028,000)
                                             ----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Net proceeds from issuance of common
    stock.................................    1,279,000    13,544,000        62,000        15,000       484,000
                                             ----------   -----------   -----------   -----------   -----------
    Net cash provided by financing
      activities..........................    1,279,000    13,544,000        62,000        15,000       484,000
                                             ----------   -----------   -----------   -----------   -----------
Effect of foreign currency translation on
  cash....................................        7,000            --            --            --            --
                                             ----------   -----------   -----------   -----------   -----------
Net increase/(decrease) in cash and cash
  equivalents.............................      730,000       523,000      (676,000)     (528,000)    1,910,000
Cash and cash equivalents at beginning of
  period..................................      866,000     1,596,000     2,119,000     2,119,000     1,443,000
                                             ----------   -----------   -----------   -----------   -----------
Cash and cash equivalents at end of
  period..................................   $1,596,000   $ 2,119,000   $ 1,443,000   $ 1,591,000   $ 3,353,000
                                             ==========   ===========   ===========   ===========   ===========
Supplemental disclosure of cash flow
  information:
  Interest paid...........................   $    1,000   $        --   $        --   $        --   $        --
                                             ==========   ===========   ===========   ===========   ===========
  Income taxes paid.......................   $  407,000   $    73,000   $   801,000   $   821,000   $ 2,600,000
                                             ==========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of the consolidated financial statements.

                        NORTH AMERICAN SCIENTIFIC, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BUSINESS

North American Scientific, Inc. manufactures and markets a line of radioisotopic products for medical, scientific and industrial uses. The company operates in a single business segment with its primary products being (i) brachytherapy seeds for the treatment of prostate cancer and (ii) radioactive reference sources used to calibrate a variety of medical and commercial equipment. References to the "Company" include both the parent company and its subsidiary.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the reporting period. Actual results could differ from those estimates.

STOCK SPLIT

Effective April 20, 1998, the Company effected a 3-for-2 stock split in the form of a common stock dividend. The par value of the Company's common stock was unchanged. All common stock information set forth in the consolidated financial statements and notes thereto has been retroactively adjusted to reflect the stock split.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market as determined under the first-in, first-out method. Costs include materials, labor and manufacturing overhead.

The Company's products are subject to shelf-life expiration periods which are carefully monitored by the Company. Provision is made for inventory items which may not be sold because of expiring dates. The Company routinely reviews other inventories for evidence of impairment of value and makes provision as such impairments are identified.

MARKETABLE SECURITIES

The Company considers its marketable securities "available-for-sale" as defined in Statement of Financial Accounting Standards, or SFAS, No. 115. There were no material realized or unrealized gains or losses nor any material differences between cost and estimated fair values. Fair value is

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) determined to be par plus accrued interest or based on asking prices as quoted by independent brokers.

NOTES RECEIVABLE

Notes receivable consists of convertible debt securities of three separate private companies. The Company accounts for its notes receivable in accordance with SFAS No. 115 and considers these notes as "available-for-sale". As of October 31, 1999, there were no material realized or unrealized gains or losses recorded with respect to the notes. These companies are in the early stage of development and management believes that cost approximates fair value. The three companies' stocks are not actively traded on a public exchange, therefore management's assessment of fair value was supported by valuations performed by independent appraisers.

EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives as follows:

Furniture, fixtures and equipment.....  3-15 years
                                        Lesser of the useful life or term of
Leasehold improvements................  lease

Maintenance and repair costs are expensed as incurred, while improvements are capitalized. Gains or losses resulting from the disposition of assets are included in income.

The Company assesses potential impairments to its long-lived assets, on an exception basis, when there is evidence that events or changes in circumstances have made recovery of the asset's carrying value unlikely. If the sum of the expected future undiscounted cash flows, without interest charges, is less than the carrying value of the asset, an impairment loss is recognized as the excess of the carrying value of the asset over its fair value.

REVENUE RECOGNITION

Revenue from product sales is recognized upon shipment and the Company provides currently for estimated discounts, rebates and product returns and the cost to repair or replace products under the warranty provisions in effect at the time of sale.

STOCK OPTION PLAN

The Company measures compensation expense for employees and directors for its stock option plan using the intrinsic value method and provides pro forma disclosures of net income and earnings per share as if the fair value method had been applied in measuring compensation expense. When options are issued to consultants or other third parties, expense is determined under the fair value method required by SFAS 123.

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) NET INCOME PER SHARE

Basic earnings per share is computed by dividing the net income by the weighted average number of shares outstanding for the period.

Diluted earnings per share is computed by dividing the net income by the sum of the weighted average number of common shares outstanding for the period plus the assumed exercise of all dilutive securities by applying the treasury stock method. The following table sets forth the computation of basic and diluted earnings per share:

                                                                             NINE MONTHS ENDED
                                          YEAR ENDED OCTOBER 31,                 JULY 31,
                                    -----------------------------------   -----------------------
                                      1997         1998         1999         1999         2000
                                    ---------   ----------   ----------   ----------   ----------
                                                                                (Unaudited)
Net income........................  $ 276,000   $1,099,000   $3,369,000   $2,208,000   $4,112,000
                                    =========   ==========   ==========   ==========   ==========
Weighted average number of shares
  outstanding -- Basic............  4,591,614    6,435,588    6,800,129    6,795,660    6,872,402
Dilutive effect of stock options
  and warrants....................    780,784      588,062      403,135      387,528      594,901
                                    ---------   ----------   ----------   ----------   ----------
Diluted...........................  5,372,398    7,023,650    7,203,264    7,183,188    7,467,303
                                    =========   ==========   ==========   ==========   ==========
Earnings per share
Basic.............................  $     .06   $      .17   $      .49   $      .32   $      .60
                                    =========   ==========   ==========   ==========   ==========
Diluted...........................  $     .05   $      .16   $      .47   $      .31   $      .55
                                    =========   ==========   ==========   ==========   ==========

INCOME TAXES

The Company accounts for income taxes utilizing an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax law or rates.

RECLASSIFICATIONS

Certain reclassifications of previously reported amounts have been made to conform to the current period's presentation.

DIVERSIFICATION OF CREDIT RISK

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash equivalents, collateralized notes receivable and accounts receivable which are not collateralized. The Company's policy is to invest its cash with highly rated financial institutions in order to limit the amount of credit exposure. The Company's customers are financially sound

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) corporations operating in a variety of industries. Through July 31, 2000 the Company's sales (and therefore accounts receivable) have been concentrated in a small number of customers. The Company closely monitors the credit worthiness of these customers and makes provision whenever there are indications of potential credit losses. The Company's credit losses have been within management's estimates.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", or SFAS 133. This statement establishes a new model for accounting for derivatives and hedging activities. Under
SFAS 133, all derivatives must be recognized as assets and liabilities and measured at fair value. The Company is required to adopt SFAS 133 for its fiscal year ended October 31, 2000. The Company does not expect the adoption of this pronouncement to have a material effect on its reported consolidated financial condition or results of operations.

In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, SAB 101, "Revenue Recognition in Financial Statements." The Company will be required to adopt SAB 101 in fiscal 2001. The Company does not expect this accounting pronouncement to have a material effect on its financial position and results of operations.

INTERIM FINANCIAL INFORMATION

The financial information included in these consolidated financial statements as of July 31, 2000 and for the nine month periods ended July 31, 1999 and July 31, 2000 is unaudited but in the opinion of management includes all adjustments necessary for a fair presentation of this information as of the dates and for the periods indicated.

NOTE 2--INVENTORIES:

Inventories are shown net of applicable reserves and allowances:

                                                    OCTOBER 31,
                                                -------------------    JULY 31,
                                                  1998       1999        2000
                                                --------   --------   -----------
                                                                      (Unaudited)
Raw materials.................................  $606,000   $285,000    $604,000
Work in process...............................    16,000    166,000      65,000
Finished goods................................   109,000    101,000     158,000
                                                --------   --------    --------
                                                $731,000   $552,000    $827,000
                                                ========   ========    ========

NOTE 3--NOTES RECEIVABLE:

The Company has a $500,000 secured subordinated convertible note (the "Note") from RadioMed Corporation, or RadioMed. The Note bears interest at 10% per annum and had an original maturity date of October 7, 2007. The Note may be converted at the Company's election at any time prior to

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 3--NOTES RECEIVABLE: (CONTINUED)
the maturity date into Series A Preferred Stock of RadioMed at a price of $500 per share subject to adjustment. However, the Note will be automatically converted into such shares upon the consummation of a public offering by RadioMed or at the maturity date. Interest is not due until the earlier of conversion of the Note or the maturity date. The Note is secured by a first lien on RadioMed's physical assets and proprietary technology as defined in the security agreement, subject to certain subordination.

On December 4, 1999, the Company and RadioMed signed a settlement letter which provided for, among other matters, the repayment of the principal amount of the Note on or prior to March 31, 2000, and payment of the accrued interest on the
Note in the form of 20,000 shares of RadioMed Series A Convertible Preferred Stock, $0.01 par value. Each of these provisions was satisfied in accordance with the settlement letter in the second quarter of fiscal year 2000.

On October 21, 1999 the Company signed a definitive agreement to acquire Theseus Imaging Corporation, a developmental stage company, in a stock for stock exchange. Under the terms of the Agreement, as amended in September 2000, Theseus stockholders will receive up to 350,000 shares of, or options to purchase, newly issued NASI common stock and certain royalty rights in exchange for 100% of Theseus' common stock. The acquisition of Theseus is contingent upon final due diligence, receipt of a financial fairness opinion from a qualified independent third party and initial clinical results. The Company has also agreed to provide financing to Theseus up until the acquisition date. This financing is in the form of convertible notes bearing interest at the prime rate plus 1%. These notes are convertible into common stock of Theseus at the Company's option. These notes are due and payable or must be converted no later than November 1, 2000. The notes are secured by a first priority interest in Theseus' right, title and interest in the collateral as defined in the Security Agreement, which consists primarily of certain licensing agreements. As of July 31, 2000 and October 31, 1999 and 1998, the Company had convertible notes outstanding of $5,989,000, $3,462,000 and $463,000, respectively.

The Company has a $200,000 secured convertible note from a manufacturing company. The convertible note bears interest at 6% per annum and matured on June 19, 2000. The note may be converted at any time at the Company's election into equity securities of the manufacturing company. The Company is currently evaluating its conversion option. The note is secured by certain licenses and intellectual property rights.

NOTE 4--CONSTRUCTION IN PROGRESS:

In February 1998, the Company entered into agreements with PracSys Corp., a Massachusetts corporation, or PracSys, pursuant to which PracSys would
(i) manufacture and sell to the Company two particle accelerators to be used in the production of certain isotopes related to the Company's brachytherapy product line and (ii) operate the machines to produce the isotopes for an initial two-year period. The agreements called for total payments to PracSys of approximately $2.7 million which were paid in full. As of October 31, 1998 and 1999, costs related to the construction of the machines totaled $2,289,000 and $2,826,000, respectively, and are reported as construction in progress in the consolidated balance sheets.

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 4--CONSTRUCTION IN PROGRESS: (CONTINUED)
During fiscal year 1999, a dispute arose between the Company and PracSys and construction of the machines was halted (See Note 6). In December 1999, the Company took possession of the machines and moved them to another location pending conclusion of the project.

NOTE 5--EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Equipment and leasehold improvements consist of the following:

                                                                OCTOBER 31,
                                                          -----------------------    JULY 31,
                                                             1998         1999         2000
                                                          ----------   ----------   -----------
                                                                                    (Unaudited)
Furniture, fixtures and equipment.......................  $1,583,000   $2,952,000   $ 3,228,000
Leasehold improvements..................................     460,000    1,588,000     1,644,000
                                                          ----------   ----------   -----------
        Total...........................................   2,043,000    4,540,000     4,872,000
Less: Accumulated depreciation and amortization.........    (456,000)    (797,000)   (1,272,000)
                                                          ----------   ----------   -----------
                                                          $1,587,000   $3,743,000   $ 3,600,000
                                                          ==========   ==========   ===========

NOTE 6--COMMITMENTS AND CONTINGENCIES:

The Company leases office and manufacturing space under non-cancelable operating lease agreements. Future minimum lease payments are subject to annual adjustment for increases in the Consumer Price Index. Future minimum lease payments under all operating leases in each of the next five years from fiscal 2000 to 2004 are $277,000, $277,000, $196,000, $180,000 and $15,000, respectively. Total rent expense for the years ended October 31, 1997, 1998 and 1999 was $97,000, $113,000 and $265,000, respectively.

On August 11, 1999, PracSys initiated an arbitration proceeding against the Company claiming breach of contract, breach of fiduciary duty and unfair and deceptive trade practices. The Company denied PracSys' claims, and asserted counterclaims against PracSys for breach of contract and fraud and misrepresentation in connection with PracSys' failure to complete the accelerators. On June 2, 2000, the arbitrator denied all damage claims by either party in their entirety. Additionally, the arbitrator denied PracSys' claims attempting to cancel the Company's ownership interest in PracSys and certain other exclusivity and option rights granted to the Company. Although no liability was found against the Company, the arbitrator did direct the Company to pay certain of PracSys' legal and administrative expenses related to the arbitration.

From time to time the Company is subject to legal proceedings and claims that arise in the normal course of its business. The Company believes such proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 7--STOCKHOLDERS' EQUITY:

PRIVATE PLACEMENT

In November 1997, the Company completed a private placement of 800,000 shares of its common stock to certain institutional investors. The net proceeds to the Company from the sale were approximately $13.2 million.

STOCKHOLDERS' RIGHTS PLAN

In October 1998, the Board of Directors of the Company implemented a rights agreement to protect stockholders' rights in the event of a proposed takeover of the Company. In the case of a triggering event, each right entitles the Company's stockholders to buy, for $80, $160 worth of common stock for each share of common stock held. The rights will become exercisable only if a person or group acquires, or commences a tender offer to acquire, 15% or more of the Company's common stock. The rights, which expire in October 2008, are redeemable at the Company's option for $0.001 per right. The Company also has the ability to amend the rights, subject to certain limitations.

PREFERRED STOCK

The Company has authorized the issuance of 2,000,000 shares of preferred stock; however, no shares have been issued. The designations, rights and preferences of any preferred stock that may be issued will be established by the Board of Directors at or before the time of such issuance.

STOCK OPTIONS

The Company's 1996 Stock Option Plan provides for the issuance of incentive stock options to employees of the Company and non-qualified options to employees, directors and consultants of the Company with exercise prices equal to the fair market value of the Company's stock on the date of grant. Certain options are immediately exercisable while other options vest over a period ranging from two to four years. The options expire ten years from the date of grant. Certain options are subject to cancellation in the event of termination of employment.

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 7--STOCKHOLDERS' EQUITY: (CONTINUED)
The following table summarizes stock option activity:

                                                          OPTIONS     WEIGHTED AVG.
                                                        OUTSTANDING   EXERCISE PRICE
                                                        -----------   --------------
Balance at October 31, 1996...........................     551,250        $ 0.68
Granted...............................................     375,750          1.15
Canceled or expired...................................          --            --
Exercised.............................................    (176,250)         0.68
                                                         ---------        ------
Balance at October 31, 1997...........................     750,750          0.92
Granted...............................................     191,125         14.42
Canceled or expired...................................     (58,187)        11.87
Exercised.............................................    (336,924)         0.80
                                                         ---------        ------
Balance at October 31, 1998...........................     546,764          5.00
Granted...............................................     421,500          6.25
Canceled or expired...................................     (17,702)         4.62
Exercised.............................................     (40,912)         1.52
                                                         ---------        ------
Balance at October 31, 1999...........................     909,650          5.74
Granted...............................................     516,000         14.24
Canceled or expired...................................     (17,967)         7.91
Exercised.............................................     (91,565)         5.21
                                                         ---------        ------
Balance at July 31, 2000 (unaudited)..................   1,316,118        $ 8.89
                                                         =========        ======

There were 231,125, 415,744 and 551,577 (unaudited) options exercisable with weighted average exercise prices of $3.13, $3.99 and $5.66 (unaudited) at October 31, 1998, 1999 and July 31, 2000, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants:

                                                          YEAR ENDED OCTOBER 31,
                                                      ------------------------------
                                                        1997       1998       1999
                                                      --------   --------   --------
Dividend yield......................................      --%        --%        --%
Expected volatility.................................    80.0%      35.0%      40.0%
Risk-free interest rate.............................     6.4%       5.7%       5.2%
Expected lives......................................  5 years    5 years    5 years

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 7--STOCKHOLDERS' EQUITY: (CONTINUED)
The following table summarizes significant option groups outstanding at July 31, 2000 (unaudited) and related weighted average exercise price and remaining contractual life information as follows:

                                    OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                           --------------------------------------   ------------------------
                                       WEIGHTED AVG.    WEIGHTED                   WEIGHTED
                                         REMAINING        AVG.                       AVG.
                                        CONTRACTUAL     EXERCISE      NUMBER       EXERCISE
RANGE OF EXERCISE PRICES    SHARES     LIFE (YEARS)      PRICE      EXERCISABLE     PRICE
------------------------   ---------   -------------   ----------   -----------   ----------
$0.67-$1.96                  304,125        6.29         $ 0.98       257,437       $ 1.00
$3.94-$7.00                  431,293        8.61           5.94       184,890         5.92
$7.94-$15.67                 222,500        9.22           8.35        56,750         9.03
$16.75-$24.54                358,200        9.34          19.49        52,500        23.95
                           ---------                                  -------
                           1,316,118        8.38           8.89       551,577         5.66
                           =========                                  =======

Had compensation cost for the Company's option plans been determined based on the fair value at the grant dates, as prescribed by SFAS No. 123, net income and net income per share would have been as follows:

                                                               YEAR ENDED OCTOBER 31,
                                                         ----------------------------------
                                                           1997        1998         1999
                                                         --------   ----------   ----------
Net income:
  As reported..........................................  $276,000   $1,099,000   $3,369,000
  Pro forma............................................  $100,000   $  532,000   $2,584,800
Earnings per share:
  As reported basic....................................  $    .06   $      .17   $      .49
  As reported diluted..................................  $    .05   $      .16   $      .47
  Pro forma basic......................................  $    .02   $      .08   $      .38
  Pro forma diluted....................................  $    .02   $      .08   $      .36

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options. The weighted average estimated fair value of stock options granted during fiscal year 1998 and 1999 were $5.83 and $3.74 per share, respectively.

MENTOR AGREEMENT

In June 1997, the Company entered into an exclusive worldwide distribution agreement with Mentor Corporation, or Mentor, to market and sell certain brachytherapy seeds for the treatment of prostate cancer. Under the terms of the five year agreement, Mentor is responsible for sales and marketing activities. Pursuant to the agreement, Mentor purchased 375,000 shares of the Company's common stock at $2.67 per share (a premium to the fair market value of the common stock at the time of the

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 7--STOCKHOLDERS' EQUITY: (CONTINUED) agreement). In addition, the agreement originally provided Mentor the right to purchase $2,000,000 of the Company's preferred stock, however, during fiscal year 1998 the agreement was amended to eliminate this right.

COMMON STOCK WARRANTS

In fiscal 1997, the Company granted 225,000 warrants to a third party in connection with a contract to provide investment banking services on behalf of the Company over a five-year term. The warrants permitted the holder to purchase a total of 225,000 shares of the Company's common stock at $1.09 per share, or the fair market value of the Company's common stock at the date of the agreement. The holder exercised 150,000 of such warrants in fiscal 1997 and the remaining 75,000 in fiscal 1998. The fair value of the warrants of $135,000 at the grant date is reflected as other assets and additional paid-in capital and is being amortized over the term of the agreement.

In fiscal 1998, the Company granted 96,000 warrants to another third party in connection with a private placement of the Company's common stock at an exercise price of $14.41 per share. These warrants have not been exercised.

NOTE 8--SALES TO MAJOR CUSTOMERS:

Revenues from customers that accounted for more than 10% of the Company's consolidated revenues were as follows:

                                                                1997       1998       1999
                                                              --------   --------   --------
Customer A..................................................      41%         9%        --%
Customer B..................................................      30         17          7
Customer C..................................................      --         45         77
                                                                ----       ----       ----
                                                                  71%        71%        84%
                                                                ====       ====       ====

At October 31, 1999, amounts due from Customer C accounted for 76% of gross trade receivables.

NOTE 9--INCOME TAXES:

The provision (benefit) for income taxes is comprised of the following:

                                                            1997       1998        1999
                                                          --------   --------   ----------
Current:
  Federal...............................................  $130,000   $526,000   $1,727,000
  State.................................................    15,000     53,000      288,000
                                                          --------   --------   ----------
                                                           145,000    579,000    2,015,000
                                                          --------   --------   ----------
Deferred:
  Federal...............................................        --    (20,000)      69,000
  State.................................................        --     81,000      (16,000)
                                                          --------   --------   ----------
                                                                --     61,000       53,000
                                                          --------   --------   ----------
                                                          $145,000   $640,000   $2,068,000
                                                          ========   ========   ==========

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 9--INCOME TAXES: (CONTINUED)

The temporary differences resulted in a net deferred tax liability consisting of the following:

                                                                  OCTOBER 31,
                                                              -------------------
                                                                1998       1999
                                                              --------   --------
Depreciation and amortization...............................  $141,000   $264,000
Accrued liabilities.........................................   (27,000)   (37,000)
Allowance for doubtful accounts.............................    (8,000)   (22,000)
Inventory reserve and capitalized inventory.................   (17,000)   (70,000)
Other.......................................................   (28,000)   (21,000)
                                                              --------   --------
                                                              $ 61,000   $114,000
                                                              ========   ========

A reconciliation of tax expense computed at the U.S. federal statutory rate is as follows:

                                                                  YEAR ENDED OCTOBER 31,
                                                              ------------------------------
                                                                1997       1998       1999
                                                              --------   --------   --------
Federal tax provision at U.S. statutory rate................      34%        34%        34%
State income taxes, net of federal benefit..................       4          5          3
Other, net..................................................      (4)        (2)         1
                                                               -----      -----      -----
                                                                  34%        37%        38%
                                                               =====      =====      =====

NOTE 10--RETIREMENT PLAN:

The Company has a 401(k) retirement plan that allows eligible employees to contribute up to 15% of their salary, subject to annual limits. Under these plans, the Company makes certain contributions based upon the compensation of eligible employees and makes additional matching contributions for those employees who elect to contribute to the plan. The Company's expense for its plans totaled $4,000, $7,000, and $87,000 for the years ended October 31, 1997, 1998, and 1999, respectively.

                        NORTH AMERICAN SCIENTIFIC, INC.

             (ALL INFORMATION AFTER OCTOBER 31, 1999 IS UNAUDITED)

NOTE 11--SELECTED QUARTERLY FINANCIAL DATA:

The following table presents summarized unaudited quarterly financial data (in thousands, except per share data):

                                                          FIRST      SECOND     THIRD      FOURTH
FISCAL 1998                                              QUARTER    QUARTER    QUARTER    QUARTER
-----------                                              --------   --------   --------   --------
Net sales..............................................   $  819     $1,353     $1,809     $1,858
Gross profit...........................................      303        766      1,033      1,057
Net income.............................................       41        279        420        359
Diluted earnings per share.............................      .01        .04        .06        .05

                                                          FIRST      SECOND     THIRD      FOURTH
FISCAL 1999                                              QUARTER    QUARTER    QUARTER    QUARTER
-----------                                              --------   --------   --------   --------
Net sales..............................................   $2,427     $3,007     $3,444     $3,889
Gross profit...........................................    1,518      1,912      2,187      2,556
Net income.............................................      510        717        981      1,161
Diluted earnings per share.............................      .07        .10        .14        .16

                                                          FIRST      SECOND     THIRD
FISCAL 2000                                              QUARTER    QUARTER    QUARTER
-----------                                              --------   --------   --------
Net sales..............................................   $4,001     $4,440     $4,450
Gross profit...........................................    2,658      2,965      2,972
Net income.............................................    1,234      1,397      1,480
Diluted earnings per share.............................      .17        .19        .20

--------------------------------------------------------------------------------

                     [NORTH AMERICAN SCIENTIFIC, INC. LOGO]

                        NORTH AMERICAN SCIENTIFIC, INC.

                                2,500,000 SHARES

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                           , 2000

                               CIBC WORLD MARKETS
                                UBS WARBURG LLC

                            LEERINK SWANN & COMPANY

------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The estimated expenses, all of which will be paid by the company, in connection with this offering are as follows:


SEC Registration............................................  $ 18,117
NASD Fee....................................................     7,367
Legal Fees and Expenses*....................................
Blue Sky Fees and Expenses*.................................
Accounting Fees and Expenses*...............................   100,000
Printing Fee*...............................................
Miscellaneous*..............................................
        TOTAL...............................................   500,000


---------------------------
*   Indicates expenses that have been estimated for the purpose of filing.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 102(b)(7) of the General Corporation Law of Delaware, or Delaware Law, enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of a director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the Delaware Law (providing for liability of Directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit. The Certificate of Incorporation of the company, as amended, provides in effect for the elimination of the liability of directors to the extent permitted by Delaware Law.

Section 145 of the Delaware Law provides, in summary, that directors and officers of Delaware corporations are entitled, under certain circumstances, to be indemnified against all expenses and liabilities (including attorney's fees) incurred by them as a result of suits brought against them in their capacity as a director or officer, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful; provided, that no indemnification may be made against expenses in respect of any claim, issue or matter as to which they shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, they are fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Any such indemnification may be made by the corporation only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. NASI's By-Laws entitle officers and directors of the company to indemnification to the fullest extent permitted by Delaware Law.

We also maintain insurance protection for our directors and officers against certain liabilities arising out of the performance of their duties, which may include liabilities under Federal securities law.

ITEM 16. EXHIBITS


EXHIBITS                     DESCRIPTION OF DOCUMENTS
--------                     ------------------------
  1.1*     Form of Underwriting Agreement.
  4.1      Certificate of Incorporation of NASI, incorporated by
           reference to Exhibit 3(i) of NASI's Registration Statement on Form 10-SB, filed August 22, 1995.
  4.2      Certificate of Amendment to Certificate of Incorporation of
           NASI, incorporated by reference to Exhibit 3.1 of NASI's
           quarterly report on Form 10-QSB for the fiscal quarter ended
           July 31, 1998.
  4.3      Bylaws of NASI, as amended, incorporated by reference to
           Exhibit 3(ii) of NASI's Registration Statement on Form S-8,
           filed October 18, 1996.
  5.1*     Opinion of D'Ancona & Pflaum LLC.
 10.1      First Amendment to Exclusive Marketing and Distribution
           Agreement dated February 24, 1999, by and between Mentor
           Corporation and NASI (Confidential treatment requested).
 23.1      Consent of D'Ancona & Pflaum LLC (included in Exhibit 5.1).
 23.2      Consent of PricewaterhouseCoopers LLP.
 24.1*     Power of Attorney.


  * Previously filed

ITEM 17. UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
       Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chatsworth, State of California on the 11th day of December, 2000.


                                                       North American Scientific, Inc.
                                                       (Registrant)

                                                       By:            /s/ L. MICHAEL CUTRER
                                                            ----------------------------------------
                                                                        L. Michael Cutrer
                                                             PRESIDENT, CHIEF EXECUTIVE OFFICER AND
                                                                 DIRECTOR AND AUTHORIZED SIGNER


Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on this 11th day of December, 2000.


                SIGNATURE                                         TITLE
                ---------                                         -----
                   *
----------------------------------------   Chairman of the Board of Directors
Irwin J. Gruverman

/s/ L. MICHAEL CUTRER
----------------------------------------   President, Chief Executive Officer and Director
L. Michael Cutrer

/s/ ALAN I. EDRICK
----------------------------------------   Chief Financial Officer and Chief Accounting Officer
Alan I. Edrick

                   *
----------------------------------------   President of Theseus and Director
Dr. Allan M. Green

                   *
----------------------------------------   Director
Larry Berkin

                   *
----------------------------------------   Director
Michael C. Lee

*By:  /s/ ALAN I. EDRICK
      --------------------------------------
      Alan I. Edrick
      AS ATTORNEY-IN-FACT